02045376

5-31-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

eMobile Data Corporation
(Exact name of registrant as specified in its charter)

Suite 220, 10711 Cambie Road, Richmond, British Columbia, Canada, V6X 3G5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eMobile Data Corporation
(Registrant)

Date: May 25,2002 By: ______________________
(Signature)*

Marc C. Jones

President

* Print the name and title of the signing officer under his signature.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

May 29, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: EMOBILE DATA CORPORATION
MAILING ON MAY 29, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at our office:

- Form 51-901F
- Interim Financial Statements for the First Period Ending March 31, 2002
- Schedules B & C

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Heather Plume"

Heather Plume
HP/jr

cc: Alberta Securities Commission

cc: TSX Venture Exchange
cc: Emobile Data Corporation
cc: Devlin Jensen
cc: Brian Dougherty Ltd

G:\SEDAR\filings\2002\02intporn\1st\pdf\emoMsupp.doc

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
eMobile Data Corporation	March 31, 2002	May 28, 2002

ISSUER'S ADDRESS

Suite 220, 10711 Cambie Road

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V6X 3G5	604.279.9957	604.279.9956

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Marc Jones	President, CEO	604.233.3252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mjones@emobiledata.com	www.emobiledata.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Marc Jones" (signed)	Marc Jones	May 28, 2002

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Evans"(signed)	Richard Evans	May 28, 2002

(Electronic signatures should be entered in "quotations".)

Schedule B:

eMobile Data Corporation

Supplementary Information
(Form 51-901F)

March 31, 2002

1. Analysis of expenses and deferred costs for the three months ended March 31, 2002.

   A breakdown of all major expenditures are listed as part of the financial statements which are attached as Schedule "A" and which are discussed in "Schedule C: Management Discussion and Analysis".

2. Summary of securities issued and options granted during the period.

   (a) Securities issued

   No securities were issued during the period from January 1, 2002 to March 31, 2002.

   (b) Options granted

   On February 12, 2002 the issuer granted incentive stock options to certain employees of the issuer and its subsidiary, eMobile Data International Inc., entitling said optionees to acquire, upon exercise, up to an aggregate of 75,000 common shares in the capital of the issuer at an exercise price of $0.85 per common share and until February 12, 2007 in each such instance. All such incentive stock options were granted pursuant to the issuer's existing Stock Option Plan and all such incentive stock options are subject to various vesting provisions as required thereby.

3. Summary of securities as at the end of the reporting period.

(a) The issuer's authorized capital consists of an unlimited number of no par value common shares.

(b) As at the end of the reporting period there were 21,417,720 common shares of the issuer issued and outstanding. As the end of the reporting period the issued share capital of the issuer was comprised of the following:

Capital stock as of December 31, 2000:	2,801,556
Capital stock of eMobile Data Int. Inc. at February 27, 2001:	<2,801,556>
Capital stock of eMobile Data Corporation on Feb. 27, 2001:	8,330,584
Shares issued to acquire eMobile Data Int. Inc.:	9,000,000
Finder's fee paid to acquire eMobile Data Int. Inc.:	484,500
Special Warrants exercised on June 15, 2001:	3,368,182
Finder's fee paid:	234,454
Balance as at December 31, 2001 and March 31, 2002:	21,417,720

(c) As at the end of the reporting period there were 2,775,550 incentive stock options issued and outstanding in and to the issuer to acquire up to an aggregate of 2,775,550 common shares of the issuer.

As the end of the reporting period there were 3,680,682 share purchase warrants issued and outstanding in and to the issuer to acquire up to an aggregate of 1,996,591 common shares of the issuer in the following manner:

(i) an aggregate of 312,500 share purchase warrants of the issuer being exercisable for up to 312,500 common shares of the issuer, at an exercise price of $1.00 per common share, until April 12, 2002 (these share purchase warrants have recently expired);

(ii) an aggregate of 1,818,182 share purchase warrants of the issuer being exercisable for up to 909,091 common shares of the issuer, at an exercise price of $1.36 per common share, until June 15, 2002; and

(iii) an aggregate of 1,550,000 share purchase warrants of the issuer being exercisable for up to 775,000 common shares of the issuer, at an exercise price of $1.50 per common share, until June 15, 2003.

(d) As at the end of the reporting period there were 202,720 common shares of the issuer subject to performance-based escrow and 7,290,000 common shares subject to time-released escrow (see above).

4. List of Directors and Officers.

Marc C. Jones	President, Chief Executive Office and a Director
D. Jeffrey Morris	a Director
Richard W. Evans	a Director
Per Tveita	Secretary, Chief Financial Officer and Vice President, Finance

Schedule C:

eMobile Data Corporation

Interim Management's Discussion and Analysis
(Form 51-901F)

March 31, 2002

The following is a discussion and analysis of the interim consolidated financial conditions and results of operations for the three-month period ended March 31, 2002. This document should be read in conjunction with the Interim Unaudited Financial Statements of eMobile Data Corporation (the "issuer") as at March 31, 2002 as well as the Audited Financial Statements of the issuer and notes thereto for December 31, 2001.

Revenues

Revenues for first quarter 2002 were $823,000 as compared to $88,000 for the same quarter of 2001. The large increase in revenue from year 2001 to year 2002 was due to a large increase in contract work during the first quarter of year 2002.

Operating Expenses

The gross profit margin for the first quarter of 2002 was $493,000 last year compared to $51,000 for the same quarter of year 2001.

The increase in the gross margin during first quarter 2002 compared with first quarter 2001 was due to the contract work carried out this year.

The total operating expenses for the first quarter of year 2002 were lower than during the first quarter of 2001. During the first quarter of 2002 less money had been spent on research and development costs as well as sales and marketing expenses, while management and administrative expenses increased as compared with the same period during year 2001. The increases in administrative expenses were mainly due to the cost of the issuer's investor relations program this year, as no money was spent on investor relations during the same period last year.

Net Result

The net loss for the first quarter of year 2002 was $470,000 as compared with $919,000 for the first quarter ended March 31, 2001. The decreased loss was mainly due to higher revenue resulting in higher gross margin contribution this year compared with last year.

Interest expenses have increased substantially from last year to this year due to the interest cost on a US $2,000,000 convertible note obtained from Itron, Inc.

Liquidity and Capital Resources

eMobile Data International Inc. is presently losing money and, as a result, the issuer is presently draining its cash reserves. The continuing operations of the issuer are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

During March 2002 the issuer received an advance on future royalty payments of US $500,000 from Itron, Inc.

As at March 31, 2002 the issuer had a cash balance of $1,746,000.

Investor relations

During the reporting period the issuer also reports that no expenses were incurred relating to National Policy 41, the issuer did not experience any material differences regarding the actual use of proceeds compared to any previous disclosure of intended use of proceeds and the issuer incurred expenses of $54,250 relating to investor relations. For year 2001 the issuer incurred no investor relations expenses for the same period.

Subsequent events

Effective April 30, 2002 Deborah A. Springborn resigned from all her directorships and positions with the issuer and its various subsidiaries.

On May 14, 2002 the issuer signed a letter of intent with Itron, Inc. setting forth the basic terms and conditions under which Itron, Inc. would negotiate a definitive purchase and sale agreement with the issuer for the purchase of all the issued and outstanding shares of capital stock of the issuer by Itron, Inc. The letter of intent is not a legally binding commitment by either party.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
eMobile Data Corporation	March 31, 2002	May 28, 2002

ISSUER'S ADDRESS

Suite 220, 10711 Cambie Road

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V6X 3G5	604.279.9957	604.279.9956

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Marc Jones	President, CEO	604.233.3252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mjones@emobiledata.com	www.emobiledata.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Marc Jones" (signed)	Marc Jones	May 28, 2002

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Evans"(signed)	Richard Evans	May 28, 2002

(Electronic signatures should be entered in "quotations".)

Schedule B:

eMobile Data Corporation

Supplementary Information
(Form 51-901F)

March 31, 2002

1. Analysis of expenses and deferred costs for the three months ended March 31, 2002.

   A breakdown of all major expenditures are listed as part of the financial statements which are attached as Schedule "A" and which are discussed in "Schedule C: Management Discussion and Analysis".

2. Summary of securities issued and options granted during the period.

   (a) Securities issued

   No securities were issued during the period from January 1, 2002 to March 31, 2002.

   (b) Options granted

   On February 12, 2002 the issuer granted incentive stock options to certain employees of the issuer and its subsidiary, eMobile Data International Inc., entitling said optionees to acquire, upon exercise, up to an aggregate of 75,000 common shares in the capital of the issuer at an exercise price of $0.85 per common share and until February 12, 2007 in each such instance. All such incentive stock options were granted pursuant to the issuer's existing Stock Option Plan and all such incentive stock options are subject to various vesting provisions as required thereby.

3. Summary of securities as at the end of the reporting period.

(a) The issuer's authorized capital consists of an unlimited number of no par value common shares.

(b) As at the end of the reporting period there were 21,417,720 common shares of the issuer issued and outstanding. As the end of the reporting period the issued share capital of the issuer was comprised of the following:

Capital stock as of December 31, 2000:	2,801,556
Capital stock of eMobile Data Int. Inc. at February 27, 2001:	<2,801,556>
Capital stock of eMobile Data Corporation on Feb. 27, 2001:	8,330,584
Shares issued to acquire eMobile Data Int. Inc.:	9,000,000
Finder's fee paid to acquire eMobile Data Int. Inc.:	484,500
Special Warrants exercised on June 15, 2001:	3,368,182
Finder's fee paid:	234,454
Balance as at December 31, 2001 and March 31, 2002:	21,417,720

(c) As at the end of the reporting period there were 2,775,550 incentive stock options issued and outstanding in and to the issuer to acquire up to an aggregate of 2,775,550 common shares of the issuer.

As the end of the reporting period there were 3,680,682 share purchase warrants issued and outstanding in and to the issuer to acquire up to an aggregate of 1,996,591 common shares of the issuer in the following manner:

(i) an aggregate of 312,500 share purchase warrants of the issuer being exercisable for up to 312,500 common shares of the issuer, at an exercise price of $1.00 per common share, until April 12, 2002 (these share purchase warrants have recently expired);

(ii) an aggregate of 1,818,182 share purchase warrants of the issuer being exercisable for up to 909,091 common shares of the issuer, at an exercise price of $1.36 per common share, until June 15, 2002; and

(iii) an aggregate of 1,550,000 share purchase warrants of the issuer being exercisable for up to 775,000 common shares of the issuer, at an exercise price of $1.50 per common share, until June 15, 2003.

(d) As at the end of the reporting period there were 202,720 common shares of the issuer subject to performance-based escrow and 7,290,000 common shares subject to time-released escrow (see above).

4. List of Directors and Officers.

Marc C. Jones	President, Chief Executive Office and a Director
D. Jeffrey Morris	a Director
Richard W. Evans	a Director
Per Tveita	Secretary, Chief Financial Officer and Vice President, Finance

Schedule C:

eMobile Data Corporation

Interim Management's Discussion and Analysis
(Form 51-901F)

March 31, 2002

The following is a discussion and analysis of the interim consolidated financial conditions and results of operations for the three-month period ended March 31, 2002. This document should be read in conjunction with the Interim Unaudited Financial Statements of eMobile Data Corporation (the "issuer") as at March 31, 2002 as well as the Audited Financial Statements of the issuer and notes thereto for December 31, 2001.

Revenues

Revenues for first quarter 2002 were $823,000 as compared to $88,000 for the same quarter of 2001. The large increase in revenue from year 2001 to year 2002 was due to a large increase in contract work during the first quarter of year 2002.

Operating Expenses

The gross profit margin for the first quarter of 2002 was $493,000 last year compared to $51,000 for the same quarter of year 2001.

The increase in the gross margin during first quarter 2002 compared with first quarter 2001 was due to the contract work carried out this year.

The total operating expenses for the first quarter of year 2002 were lower than during the first quarter of 2001. During the first quarter of 2002 less money had been spent on research and development costs as well as sales and marketing expenses, while management and administrative expenses increased as compared with the same period during year 2001. The increases in administrative expenses were mainly due to the cost of the issuer's investor relations program this year, as no money was spent on investor relations during the same period last year.

Net Result

The net loss for the first quarter of year 2002 was $470,000 as compared with $919,000 for the first quarter ended March 31, 2001. The decreased loss was mainly due to higher revenue resulting in higher gross margin contribution this year compared with last year.

Interest expenses have increased substantially from last year to this year due to the interest cost on a US $2,000,000 convertible note obtained from Itron, Inc.

Liquidity and Capital Resources

eMobile Data International Inc. is presently losing money and, as a result, the issuer is presently draining its cash reserves. The continuing operations of the issuer are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

During March 2002 the issuer received an advance on future royalty payments of US $500,000 from Itron, Inc.

As at March 31, 2002 the issuer had a cash balance of $1,746,000.

Investor relations

During the reporting period the issuer also reports that no expenses were incurred relating to National Policy 41, the issuer did not experience any material differences regarding the actual use of proceeds compared to any previous disclosure of intended use of proceeds and the issuer incurred expenses of $54,250 relating to investor relations. For year 2001 the issuer incurred no investor relations expenses for the same period.

Subsequent events

Effective April 30, 2002 Deborah A. Springborn resigned from all her directorships and positions with the issuer and its various subsidiaries.

On May 14, 2002 the issuer signed a letter of intent with Itron, Inc. setting forth the basic terms and conditions under which Itron, Inc. would negotiate a definitive purchase and sale agreement with the issuer for the purchase of all the issued and outstanding shares of capital stock of the issuer by Itron, Inc. The letter of intent is not a legally binding commitment by either party.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
eMobile Data Corporation	March 31, 2002	May 28, 2002

ISSUER'S ADDRESS

Suite 220, 10711 Cambie Road

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	BC	V6X 3G5	604.279.9957	604.279.9956

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Marc Jones	President, CEO	604.233.3252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mjones@emobiledata.com	www.emobiledata.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Marc Jones" (signed)	Marc Jones	May 28, 2002

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Evans"(signed)	Richard Evans	May 28, 2002

(Electronic signatures should be entered in "quotations".)

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)

INTERIM UNAUDITED FINANCIAL STATEMENTS
(Prepared by Management)

3 MONTHS ENDED MARCH 31, 2002

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Prepared by Management)

	March 31, 2002	December 31, 2001
ASSETS		
Current		
Cash and equivalents	$ 1,746,091	$ 1,591,849
Receivables	471,371	438,919
Prepaid expenses	65,758	74,067
	2,283,220	2,104,835
Capital assets	306,631	320,697
Deposits	7,795	7,795
	$ 2,597,646	$ 2,433,327
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 305,749	$ 329,636
Interest payable	14,712	72,400
Current portion of obligations under capital lease	70,297	92,123
Advance from Customer (Note 4)	800,000	-
Deferred revenue (Note 7)	42,902	271,141
	1,233,660	765,300
Loans payable (Note 5)	481,500	481,500
Convertible note (Note 6)	2,422,059	2,245,851
Obligations under capital lease	-	9,980
	4,137,219	3,502,631
Shareholders' deficiency		
Capital stock (Note 8)	4,445,079	4,445,079
Equity component of convertible note (Note 6)	981,093	981,093
Deficit	(6,965,745)	(6,495,476)
	(1,539,573)	(1,069,304)
	$ 2,597,646	$ 2,433,327

On behalf of the Board:

"Marc Jones" Director "Richard Evans" Director

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Revenue		
Licensing and development	$ 823,468	$ 87,622
Cost of sales		
Salaries and benefits	(330,689)	(36,174)
Gross profit	492,779	51,448
Sales and marketing expenses (Schedule)	(255,910)	(295,921)
Research and development costs (Schedule)	(240,038)	(389,241)
Management and administrative expenses (Schedule)	(301,186)	(246,505)
Loss before other items	(304,355)	(880,219)
Other items		
Foreign exchange	(3,747)	
Interest expense	(165,109)	(58,465)
Interest income	2,941	19,498
	(165,915)	(38,967)
Loss for the period	(470,270)	(919,186)
Deficit, beginning of period	(6,495,475)	(3,178,716)
Deficit, end of period	$ (6,965,745)	$ (4,097,902)
Basic and diluted loss per share	$ (0.02)	$ (0.08)
Weighted average number of common shares outstanding	21,417,720	11,808,234

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)
UNAUDITED CONSOLIDATED SCHEDULES
(Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Schedule of sales and marketing expenses		
Advertising and promotion	$ 13,933	$ 59,377
Materials	1,316	18,878
Office and miscellaneous	5,290	6,541
Salaries and benefits	144,488	170,183
Telephone and utilities	7,795	3,973
Travel	83,088	36,969
	$ 255,910	$ 295,921
Schedule of research and development costs		
Materials	$ 5,831	$ 5,639
Office and miscellaneous	16,418	4,443
Salaries and benefits	209,578	366,807
Telephone and utilities	1,769	573
Travel	6,442	11,779
	$ 240,038	$ 389,241
Schedule of management and administrative Expenses		
Amortization	$ 24,508	$ 25,896
Bank charges and interest	220	350
Contract labour	-	3,000
Investor relations	54,250	-
Office and miscellaneous	42,922	29,610
Professional fees	37,911	54,464
Rent	25,753	26,445
Salaries and benefits	94,072	89,118
Telephone and utilities	7,162	5,585
Travel	14,388	12,037
	$ 301,186	$ 246,505

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (470,270)	$ (919,186)
Items not affecting cash:		
Amortization	24,508	25,896
Accrued interest on convertible note	80,208	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(32,452)	4,297
Decrease in prepaid expenses	8,309	12,788
(Decrease) increase in accounts payable and accrued liabilities	(23,887)	41,385
Increase in interest payable	38,312	52,438
(Decrease) increase in deferred revenue	(228,238)	250,478
Net cash used in operating activities	(603,510)	(531,904)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash and equivalents acquired on acquisition of subsidiary	-	906,806
Purchase of capital assets	(10,442)	(10,218)
Net cash provided by (used in) investing activities	(10,442)	896,588
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of obligations under capital lease	(31,806)	(4,672)
Proceeds received from advance from customer	800,000	-
Redemption of preference shares		(500)
Proceeds received from loans	-	182,210
Net cash provided by financing activities	768,194	177,038

- *continued* -

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management)

	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Continued.....		
Change in cash and equivalents during the period	154,242	541,722
Cash and equivalents, beginning of period	1,591,849	542,656
Cash and equivalents, end of period	$ 1,746,091	$ 1,084,378
Cash paid during the period for interest	$ 23,947	$ 6,132
Cash paid during the period for income tax	$ -	$ -

Supplemental disclosure with respect to the consolidated statements of cash flows (Note 12)

1. BASIS OF PRESENTATION

The interim period consolidated financial statements have been prepared by management All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed oromitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Canadian Business Corporation Act on September 27, 1993 and changed its name to Thornecliff Ventures Limited in 2000 and then to eMobile Data Corporation ("eMobile Data" or the "Company") in March 2001. The Company had been inactive since the sale of its subsidiary companies in 1998.

Effective February 27, 2001, the Company acquired all of the issued and outstanding common shares of eMobile Data Inc. ("eMobile" or the "subsidiary"). The consolidated Company's date of incorporation is considered to be April 9, 1999, the date of incorporation of eMobile, the Company's legally owned subsidiary. eMobile was incorporated under the laws of British Columbia as Market Design Integrations Consulting Inc. eMobile changed its name to eMobile Data Inc. on June 21, 1999 and further changed its name to eMobile Data International Inc. on August 27, 2001. Its principal business activities include the development and implementation of wireless, internet based field service and dispatch software applications for the utility industry.

3. BUSINESS COMBINATION

Effective February 27, 2001, the Company acquired all of the issued and outstanding share capital of eMobile. As consideration, the Company issued 9,000,000 common shares which will be held in escrow in accordance with the policies of the Canadian Venture Exchange ("CDNX").

Legally, the Company is the parent of eMobile. However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of eMobile. This type of share exchange, referred to as a "reverse takeover", deems eMobile to be the acquiror for accounting purposes. In accounting for this transaction:

i) eMobile is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the balance sheet at book values.

ii) The deemed acquisition of the Company is accounted for by the purchase method with the net assets of the Company recorded at fair market value at the date of acquisition.

3. **BUSINESS COMBINATION** (cont'd...)

The cost of an acquisition should be based on the fair value of consideration given, except where the fair value of the consideration is not clearly evident. In such a case, the fair value of the net assets acquired is used.

The 9,000,000 common shares issued pursuant to the acquisition agreement were deemed to have a value of $8,460,000. However, at February 27, 2001, the Company was inactive with a thin market for its shares making it impossible to estimate the actual market value of the 9,000,000 common shares. Therefore, the cost of the acquisition, $4,364,962, has been determined by the fair value of the Company's net assets.

The total purchase price of $4,364,962 was allocated as follows:

Cash and equivalents	$	906,806
Receivables		8,069
Prepaid expenses		2,557
Notes receivable		3,300,000
Interest receivable		192,162
Accounts payable and accrued liabilities		(44,632)
	$	4,364,962

iii) Historical cost financial statements presented are those of eMobile, with equity amounts of eMobile restated to reflect the number of shares received in the business combination.

iv) The consolidated statements of operations and deficit and cash flows include eMobile's results of operations and deficit and cash flows from April 9, 1999 (date of incorporation) and the Company's results of operations and deficit from February 27, 2001 (date of acquisition).

The results of the Company's operations, prior to the acquisition, were as follows:

		Period From January 1, 2001 to February 27, 2001		Year Ended December 31, 2000
EXPENSES				
Bank charges and interest	$	100	$	2,501
Consulting fees		24,169		65,927
Office and miscellaneous		11,395		25,451
Professional fees		33,172		218,347
		(68,836)		(312,226)
OTHER ITEM				
Interest income		55,691		182,854
Loss for the period	$	(13,145)	$	(129,372)

4. ADVANCE FROM CUSTOMER

The Company has received US$ 500,000 in advance, bearing interest at 6.0% per annum, from an existing customer. The advance and accrued interest will be offset against future royalty payments.

5. LOANS PAYABLE

		March 31, 2002		December 31, 2001
National Research Council Canada ("NRC"), subject to certain conditions, NRC agreed to advance repayable contributions to eMobile up to a maximum of $481,500 for the performance of specified work undertaken by eMobile. Quarterly repayment of the contributions commences October 1, 2001. The repayment amount is based on 1.5% of eMobile's gross revenues for the quarter preceding the repayment. If at any time the repayments to NRC exceed $722,250 (150% of $481,500), the obligation by eMobile to make repayments will cease.		481,500		481,500
	$	481,500	$	481,500

As of March 31, 2002 the Company has accrued $12,350 to cover the payment obligation for the period from January 1, 2002 to March 31, 2002.

6. CONVERTIBLE NOTE

On September 4, 2001, the Company issued a convertible note in the amount of US$2,000,000 (CDN$3,120,000) bearing interest at 6.0% per annum, payable in semi-annual instalments commencing on March 4, 2003, and maturing on September 4, 2006. The holder of the convertible note has the right, but not the obligation to, convert the note at any time, together with all unpaid interest, to common shares of the Company at a price of CDN$0.65 per common share until September 4, 2005 and at a price of CDN$0.73 per common share after September 4, 2005 until the maturity date. Upon issuance, the liability component of the convertible note was valued at $2,138,907 while the remaining $981,093 was classified to shareholders' equity.

The liability component of the convertible note was calculated as the present value of the debt and required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the note was issued. Over the term of the convertible note, the liability component will be accreted up to the face value of the convertible note by recording of additional interest expense. During the period from January 1,2002 to March 31, 2002 interest in the amount of $ 48,603 has been accrued.

Accrued interest on the convertible note the period from September 4, 2001 to March 3, 2002 – in total C$ 96,000 - has been converted from accrued short-term interest to long-term debt, and included in the convertible note amount owing (see also note 12).

During the period ended March 31 2002, there were no conversions of any portion of the convertible note by the holder.

7. DEFERRED REVENUE

The Company has entered into services contracts with third parties. The revenue earned from these contracts is recognized in the consolidated statements of operations and deficit over the life of the contracts.

8. CAPITAL STOCK

	Common		Preference		
	Number of Shares	Amount	Number of Shares	Amount	Total Amount
Authorized					
Unlimited numb er of common shares without par value					
Capital stock issued					
Balance as at December 31, 1999	2,000,000	$ 20,000	50	$ 500	$ 20,500
Issued for debt	801,556	60,117	-	-	60,117
Balance as at December 31, 2000	2,801,556	80,117	50	500	80,617
Redemption of shares on February 27, 2001	-	-	(50)	(500)	(500)
Capital stock of eMobile at February 27, 2001	(2,801,556)	-	-	-	-
Capital stock of Thornecliff at February 27, 2001	8,330,584	13,923,959	-	-	13,923,959
Shares issued to acquire eMobile	9,000,000	-	-	-	-
Deficit of Thornecliff at February 27, 2001	-	(12,566,497)	-	-	(12,566,497)
Exercise of special warrants	3,368,182	3,007,500	-	-	3,007,500
Finder's fees	718,954	556,095	-	-	556,095
Share issue costs	-	(556,095)	-	-	(556,095)
Balance as at December 31, 2001 and at March 31, 2002	21,417,720	$ 4,445,079	-	$ -	$ 4,445,079

Stock options

On February 12, 2002 the Company granted 75,000 stock options to employees at an exercise price of $ 0.85 per share. The following is a summary of the stock option activity during the three month period ended March 31, 2002:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2001	3,034,050	$ 0.85
Granted	75,000	0.85
Cancelled	(333,500)	0.85
Outstanding, March 31, 2002	2,775,550	$ 0.85
Weighted average fair value of options granted during the year	$ 0.14	

The following is a summary of the status of stock options outstanding at March 31, 2002:

	Outstanding Options			Exercisable Options	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.85	2,775,550	4.3 years	$ 0.85	1,329,665	$ 0.85

The Company has chosen to account for stock-based compensation to employees as the excess, if any, of quoted market price of the Company's stock at the date of grant over the option price. Had compensation expense relating these options been recognized on the basis of fair value, net loss and loss per share would have been adjusted as follows:

		March 31, 2002
Loss for the period		
As reported	$	(470,270)
Pro-forma	$	(480,845)
Basic and diluted loss per share		
As reported	$	(0.02)
Pro-forma	$	(0.02)

The fair value of each option granted is estimated using the Black-Scholes Model. The assumptions used in calculating the fair value are as follows:

	February 12, 2002
Risk-free interest rate	3.90%
Expected life of the options	3 years
Expected volatility	127.74%
Expected dividend yield	-

Special warrants

During the period from January 1, 2002 to March 31, 2002 no warrants were granted or exercised.

As at March 31, 2002, the following non-transferable share purchase warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
312,500	$ 1.00	April 12, 2002
909,091	1.36	June 15, 2002
775,000	1.50	June 15, 2003

9. RELATED PARTY TRANSACTIONS

During the period, the Company paid consulting fees in the amount of $7,202 (2001 - $Nil) to two companies controlled by two directors.

10. SEGMENTED INFORMATION

The Company currently conducts its operations in Canada and the United States in one business segment.

11. COMMITMENTS

The Company has future commitments consisting of operating leases for its office premises and leasing of computer equipment. At March 31, 2002, the future annual commitments due were as follows:

2002	$ 158,218
2003	82,849
2004	28,956
	$ 270,023

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Significant non-cash investing and financing transactions for the three-month period ended March 31, 2002 were as follows:

a) The accrued interest on the convertible note from Itron, Inc. (note 6) for the period from September 4, 2001 to March 3, 2002 – in total C$ 96,000 - has been converted from accrued short-term interest to long-term debt, and included in the convertible note amount owing.

Significant non-cash investing and financing transactions for the three-month period ended March 31, 2001 were as follows:

a) The Company issued 9,000,000 common shares at an agreed value of $4,364,962 to acquire 100% of the outstanding shares of eMobile (Note 3).

b) The Company issued 718,954 common shares at an agreed value of $556,095 as finder's fees for the acquisition of eMobile and 3,368,182 common shares on the exercise of 3,368,182 special warrants.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

May 17, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: EMOBILE DATA CORPORATION
MAILING ON MAY 17, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Policy 41:

- Notice of Meeting
- Proxy
- Form 51-901F
- Annual Report
- Annual Financial Statements for the Year Ending December 31, 2001
- Information Circular
- Supplemental Return Card
- Schedules B & C

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Heather Plume"

Heather Plume
HP/jl

cc: Alberta Securities Commission
cc: TSX Venture Exchange
cc: Emobile Data Corporation
cc: Devlin Jensen
cc: Brian Dougherty Ltd

G:\SEDAR\filings\2002\02agmpom\pdf\emoMFINN.doc

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
eMobile Data Corporation	December 31, 2001	May 17, 2002

ISSUER'S ADDRESS

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond		BC	604.279.9957	604.279.9956

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Marc Jones	President, CEO	604.233.3252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mjones@emobiledata.com	www.emobiledata.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Marc Jones" (signed)	Marc Jones	May 17, 2002

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Evans"(signed)	Richard Evans	May 17, 2002

(Electronic signatures should be entered in "quotations".)

SCHEDULE "A"

SEE ATTACHED 2001 ANNUAL REPORT

eMOBILE DATA™

2001 ANNUAL REPORT



EMOBILE DATA CORPORATION

Table of Contents

A Message from Mr. Marc Jones, President and CEO, eMobile Data



Dear Shareholder:

Year 2001 has been an exciting year at eMobile Data. During the year eMobile Data became a public company by completing the Reverse Take-Over of Thornecliff Ventures. The reverse take-over was done to advance eMobile Data's objective of offering a cost effective solution for utilities wishing to streamline the management of mobile workforces.

In January 2001 we signed a development contract with Itron, Inc., a NASDAQ listed firm whose technology touches over $200 billion annually in energy and water utility transactions. Itron selected eMobile Data to develop the next generation automated meter reading ("AMR") installation and deployment tool. Itron is the worldwide market leader in the automated meter reader market. At the time, Mr. Rob Nelson, President of Itron stated, "eMobile Data's ongoing development of the Automated Meter Reading (AMR) installation application will enable utilities to deploy our AMR installation technology more easily and efficiently. That application will enable utilities to leverage the web-based, real-time communications capabilities of Service-Link to optimize the installation of AMR endpoint devices."

This contract reinforced our belief that eMobile technology will be accepted in initial target markets, which are the utilities sectors of North America.

eMobile Data also signed contracts with British Columbia Hydro & Power ("BC Hydro") and North West Natural Gas Company ("NW Natural"). During last year our base-line product, Service-Link, was enhanced to meet the requirements of these two important customers. Today, both BC Hydro and NW Natural have implemented Service-Link, expressing satisfaction in areas of product and service, such being evident in recent press releases.

Last year eMobile Data invested heavily in product development. In addition, to enhance Service-Link, eMobile Data also developed an add-on configuration tool called Adapta-Link, this being a value-added component of Service-Link, which allows a utility customer to configure the system to accept and or display new data fields to create new work orders and related service documents. Adapta-Link also allows for the rapid manipulation of XML files controlling the functionality and logic of any work order type (XML is a preferred technology in many information transfer scenarios). Throughout this process of product development, feedback from trade shows and customer presentations have been favorable.

Last year's results reflect that eMobile Data spent money on product development and marketing of Service-Link and Adapta-Link.

In September 2001 Itron made an investment in eMobile Data in the form of a US$2 million convertible loan. This investment re-enforced the excellent relationship between Itron and eMobile Data. As part of the investment, Itron also obtained exclusive rights to sell Service-Link in the utility markets of North America and in parts of Asia. With this arrangement, Itron sales people are selling Service-Link as an Itron product, allowing our Company to benefit from the size and overall strength of the Itron sales and marketing forces. eMobile Data management believes this will be very beneficial to eMobile Data as a Company as well as our shareholders.

As economic indicators point to sustained recovery in the North American economy, the marketing opportunities before eMobile are immense. According to research by the highly respected Gartner Group, it is estimated that users of modern dispatch services will grow at annual growth rates of 164% to more than 25.8 million users by 2005. During 2001, eMobile evolved into an aggressive provider of key products to the growing utilities sectors. This evolution was driven by the reality that our Company now offers a cost effective solution for utilities wishing to streamline the management of mobile workforces. As a result of a marketing program, which matured in 2001 according to the objectives established within our business plan, eMobile is now targeting a rather large potential share of the public utility industry. This share, some 80% to be exact, results from the reality that only the largest 200 utilities, in North America, benefit from major advances in mobile communications and dispatch technology. More than 45,000 mid-range and small utilities are either not adequately served or are simply left out of the mobile workforce management revolution, this due to the prohibitive cost of the solutions offered. To answer the needs of this immense target market, our professionals developed Service-Link. Service-Link was created for the management of the smaller workforces that compromise the majority of North America's mobile workforce community. However, while Service-Link was created for the management of smaller workforces, it easily scales to meet the requirements of larger utilities as well, this evidenced by BC Hydro's adoption of the technology (BC Hydro serves in excess of 1.5 million customers). Service-Link has been deployed in record time (70 days for Northwest Natural), and eMobile now has solid reference accounts.

eMobile's growing client base now includes BC Hydro, IMServ North America and Northwest Natural Gas. The contracts now in place with these clients have the potential to provide additional revenue streams as EMO products are evaluated for performance and impact on the bottom line.

In the pages that follow are our financial statements for our Year-Ended December 31, 2001. Highlights are as follows:

- Revenue 2001 $1,078,000 compared to $222,000 in year 2000
- Gross Profit 2001: $687,000 compared to $222,000 in year 2000
- Net Loss 2001: $3,317,000 compared to $3,060,00 in year 2000
- Cash on hand December 31, 2001: $1,592,000 compared with $543,000 as at December 31, 2000

eMobile is particularly pleased with the increase in revenue from year 2000 to year 2001. Increasing revenue and satisfied customers, and cost control are the cornerstones in building a successful long-term business. However, the net result does not yet reflect the progress that has been made.

I thank you all for taking a moment to review our Annual Report. We feel that we are progressing well, moving constantly along the path to the realization of the goals and milestones that were set forth in our strategic business plan. As always, we welcome your feedback and input as we realize that this is your company. It is your investment in our dreams, ambitions and potential that allows us to strive for, and to attain, our goals and objectives.

All the best,
eMobile Data Corporation

Mr. Marc Jones,
President / CEO
Director

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

DECEMBER 31, 2001

AUDITORS' REPORT

To the Shareholders of eMobile Data Corporation
(formerly Thornecliff Ventures Limited)

We have audited the consolidated balance sheets of eMobile Data Corporation (formerly Thornecliff Ventures Limited) as at December 31, 2001 and 2000 and the consolidated statements of operations, deficiency in net assets and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited consolidated financial statements for the period ended December 31, 1999 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated March 9, 2000.

Vancouver, Canada
Chartered Accountants
February 19, 2002

"DAVIDSON & COMPANY"

eMOBILE DATA CORPORATION
(formerly Thornecliff Ventures Limited)

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

AS AT DECEMBER 31, 2001

	2001	2000
ASSETS		
Current		
Cash and equivalents	$ 1,591,849	$ 542,656
Accounts receivable	438,919	15,935
Prepaid expenses	74,067	21,283
	2,104,835	579,874
Capital assets (Note 6)	320,697	357,444
Deposits	7,795	7,795
	$ 2,433,327	$ 945,113
LIABILITIES AND DEFICIENCY IN NET ASSETS		
Current		
Accounts payable and accrued liabilities	$ 329,636	$ 205,661
Interest payable	72,400	139,724
Current portion of obligations under capital lease (Note 10)	92,123	83,203
Due to shareholders (Note 7)	—	119,632
Deferred revenue	271,141	—
	765,300	548,220
Loans payable (Note 8)	481,500	3,411,856
Convertible note (Note 9)	2,245,851	—
Obligations under capital lease (Note 10)	9,980	83,136
	3,502,631	4,043,212
Deficiency in net assets		
Capital stock (Note 11)	4,445,079	80,117
Preference shares	—	500
Equity component of convertible note	981,093	—
Deficit	(6,495,476)	(3,178,716)
	(1,069,304)	(3,098,099)
	$ 2,433,327	$ 945,113

Nature and continuance of operations (Note 1)

Commitments (Note 14)

On behalf of the Board:

_________________________Director _________________________Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period From Date of Incorporation on April 9 1999 to December 31, 1999
REVENUE			
Licensing and development	$ 1,077,812	$ 222,359	$ —
COST OF SALES			
Salaries and benefits	390,575	—	—
GROSS PROFIT	687,237	222,359	—
SALES AND MARKETING EXPENSES (Schedule)	(948,642)	(1,112,208)	—
RESEARCH AND DEVELOPMENT COSTS (Schedule)	(1,553,631)	(1,154,775)	(52,750)
MANAGEMENT AND ADMINISTRATIVE EXPENSES (Schedule)	(1,239,687)	(858,548)	(65,645)
Loss before other items	(3,054,723)	(2,903,172)	(118,395)
OTHER ITEMS			
Foreign exchange loss	(41,667)	(5,604)	—
Interest expense	(257,558)	(168,932)	—
Interest income	37,188	17,387	—
	(262,037)	(157,149)	—
Loss for the year	$ (3,316,760)	$ (3,060,321)	$ (118,395)
Basic and diluted loss per share	$ (0.18)	$ (0.38)	$ (0.06)
Weighted average number of common shares outstanding	18,164,631	8,000,543	2,000,500

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED SCHEDULES
(Expressed in Canadian Dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period From Date of Incorporation on April 9 1999 to December 31, 1999
SCHEDULE OF SALES AND MARKETING EXPENSES			
Advertising and promotion	$ 120,954	$ 153,369	$ —
Contract labour	—	—	—
Materials	36,427	5,473	—
Office and miscellaneous	12,778	26,458	—
Professional fees	1,558	2,204	—
Salaries and benefits	616,606	688,175	—
Telephone and utilities	18,801	23,932	—
Travel	141,518	212,597	—
	$ 948,642	$ 1,112,208	$ —
SCHEDULE OF RESEARCH AND DEVELOPMENT COSTS			
Contract labour	$ 13,200	$ 120,812	$ —
Materials	16,448	27,374	—
Office and miscellaneous	29,136	15,891	11,026
Research and development tax credit	(23,289)	—	—
Salaries and benefits	1,451,795	951,007	41,724
Telephone and utilities	5,712	2,967	—
Travel	60,629	36,724	—
	$ 1,553,631	$ 1,154,775	$ 52,750
SCHEDULE OF MANAGEMENT AND ADMINISTRATIVE EXPENSES			
Advertising and promotion	$ 791	$ 3,330	$ 1,471
Amortization	126,344	82,171	3,105
Bank charges and interest	1,752	1,883	2,244
Contract labour	5,104	853	—
Investor relations	62,960	—	—
Materials	11	5,708	—
Office and miscellaneous	147,799	69,399	—
Professional fees	340,401	83,437	12,690
Rent	107,642	86,424	—
Salaries and benefits	362,858	424,262	—
Telephone and utilities	18,593	20,546	10,144
Travel	65,432	80,535	35,991
	$ 1,239,687	$ 858,548	$ 65,645

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF DEFICIENCY IN NET ASSETS

(Expressed in Canadian Dollars)

	Common Shares Number	Common Shares Amount	Preference Shares Number	Preference Shares Amount	Special Warrants	Equity Component of Convertible Note	Deficit	Total Deficiency in Net Assets
Balance at incorporation on April 9, 1999	—	$ —	—	$ —	$ —	$ —	$ —	$ —
Issued for cash	2,000,000	20,000	50	500	—	—	—	20,500
Loss for the year	—	—	—	—	—	—	(118,395)	(118,395)
Balance at December 31, 1999	2,000,000	20,000	50	500	—	—	(118,395)	(97,895)
Shares issued on settlement of debt	801,556	60,117	—	—	—	—	—	60,117
Loss for the year	—	—	—	—	—	—	(3,060,321)	(3,060,321)
Balance at December 31, 2000	2,801,556	80,117	50	500	—	—	(3,178,716)	(3,098,099)
Redemption of shares on February 27, 2001	—	—	(50)	(500)	—	—	—	(500)
Capital stock of eMobile Inc. at February 27, 2001	(2,801,556)	—	—	—	—	—	—	—
Capital stock of the Company at February 27, 2001	8,330,584	13,923,959	—	—	—	—	—	13,923,959
Deficit of the Company at February 27, 2001	—	(12,566,497)	—	—	—	—	—	(12,566,497)
Special warrants of the Company at February 27, 2001	—	—	—	—	3,007,500	—	—	3,007,500
Shares issued to acquire eMobile Inc.	9,000,000	—	—	—	—	—	—	—
Finder's fee paid to acquire eMobile Inc.	484,500	—	—	—	—	—	—	—
Exercise of special warrants	3,368,182	3,007,500	—	—	(3,007,500)	—	—	—
Exercise of finder's fees for placement of special warrants	234,454	—	—	—	—	—	—	—
Equity component of convertible note	—	—	—	—	—	981,093	—	981,093
Loss for the year	—	—	—	—	—	—	(3,316,760)	(3,316,760)
Balance at December 31, 2001	21,417,720	$ 4,445,079	—	—	$ —	$ 981,093	$(6,495,476)	$(1,069,304)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period From Date of Incorporation on April 9 1999 to December 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (3,316,760)	$ (3,060,321)	$ (118,395)
Items not affecting cash:			
Amortization	126,344	82,171	3,104
Accrued interest on convertible note	106,944	—	—
Changes in non-cash working capital items:			
Increase in accounts receivable	(414,915)	(13,992)	(1,943)
Increase in prepaid expenses	(50,227)	(21,283)	—
Increase in accounts payable and accrued liabilities	79,343	258,355	7,423
Increase in interest payable	124,838	139,724	—
Increase in deferred revenue	271,141	—	—
Net cash provided by (used in) operating activities	(3,073,292)	(2,615,346)	(109,811)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash and equivalents acquired on acquisition of subsidiary	906,806	—	—
Purchase of capital assets	(64,689)	(249,019)	(13,798)
Net cash provided by (used in) investing activities	842,117	(249,019)	(13,798)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital stock issued	—	—	20,500
Repayment of obligations under capital lease	(89,144)	(13,563)	—
Proceeds received from convertible note	3,120,000	—	—
Redemption of preference shares	(500)	—	—
Increase in deposits	—	(7,795)	—
Increase (decrease) in due to shareholders	(119,632)	1,696	117,936
Proceeds received from loans payable	369,644	3,411,856	—
Net cash provided by financing activities	3,280,368	3,392,194	138,436

– continued –

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Period From Date of Incorporation on April 9 1999 to December 31, 1999
Continued...			
Increase in cash and equivalents during the year	1,049,193	527,829	14,827
Cash and equivalents, beginning of year	542,656	14,827	—
Cash and equivalents, end of year	$ 1,591,849	$ 542,656	$ 14,827
Cash paid during the year for interest	$ 28,004	$ 43,823	$ —
Cash paid during the year for income tax	$ 250	$ —	$ —

Supplemental disclosure with respect to the consolidated statements of cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on September 27, 1993 under the name 2958210 Canada Ltd. and changed its name to Cranefield International Inc. on May 24, 1994, to Thornecliff Ventures Limited on March 1, 2000 and then to eMobile Data Corporation (the "Company") on February 27, 2001. The Company had been inactive since the sale of its subsidiary companies in 1998.

Effective February 27, 2001, the Company acquired all of the issued and outstanding common shares of eMobile Data Inc. ("eMobile Inc."), whose principal business activities include the development and implementation of wireless, internet based field service and dispatch software applications for the utility industry. eMobile Inc. was incorporated under the laws of British Columbia as Market Design Integrations Consulting Inc., changing its name to eMobile Data Inc. on June 21, 1999 and further changing its name to eMobile Data International Inc. on August 27, 2001.

2. GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The continuing operations of the Company are dependant upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2001	2000
Deficit	$ (6,495,476)	$ (3,178,716)
Working capital surplus	1,339,535	31,654

3. ECONOMIC DEPENDENCE

As described in Note 1, the Company's operations consist of providing wireless, internet based field service and dispatch software applications for the utility industry. During the year ended December 31, 2001, sales from two customers represented 89% (2000 - 99%; 1999 – Nil%) of the Company's total sales.

4. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, eMobile Inc. and eMobile Data, Inc., a company incorporated under the laws of the State of Florida on August 27, 1999. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in the consolidated statement of operations.

Cash and equivalents

The Company considers all investments with a maturity of three months or less to be cash equivalents.

Capital assets

Capital assets are recorded at cost. Amortization is provided over the estimated useful life of the asset using the following rates and methods:

Computer equipment	30% declining balance method
Computer software	100% declining balance method
Furniture and equipment	20% declining balance method
Leasehold improvements	4 years straight-line

4. SIGNIFICANT ACCOUNTING POLICIES *(cont'd.)*

Deferred revenue

The Company records deferred revenue when cash has been received but the criteria for revenue recognition have not been met. Deferred revenue is recognized in accordance with the Company's revenue recognition policy.

Revenue recognition

Contract revenue is derived from the licensing and development of internet based wireless applications for mobile solutions which includes computer hardware and software. Contract revenue is accounted for using the percentage of completion method. The percentage of completion is measured by the actual cost of work incurred to date relative to the estimated total costs of the respective contracts.

Research and development costs and tax credits

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting principles for deferral and amortization. Research and development tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures which gave rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Customs and Revenue Agency.

Loss per share

Basic loss per share is computed by dividing loss for the period available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted loss per share is not presented separately from loss per share as the exercise of any warrants and options would be anti-dilutive.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 11. No compensation is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

5. BUSINESS COMBINATION

Effective February 27, 2001, the Company acquired all of the issued and outstanding share capital of eMobile Inc. As consideration, the Company issued 9,000,000 common shares which are held in escrow and are being released on a pro-rata basis over a six year period in accordance with the policies of the Canadian Venture Exchange Inc.

Legally, the Company is the parent of eMobile Inc. However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of eMobile Inc. This type of share exchange, referred to as a "reverse takeover", deems eMobile Inc. to be the acquiror for accounting purposes. In accounting for this transaction:

i) eMobile Inc. is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the balance sheet at book values.

ii) The deemed acquisition of the Company is accounted for by the purchase method with the net assets of the Company recorded at fair market value at the date of acquisition.

The cost of an acquisition should be based on the fair value of consideration given, except where the fair value of the consideration is not clearly evident. In such a case, the fair value of the net assets acquired is used.

(Expressed in Canadian dollars)

5. BUSINESS COMBINATION *(cont'd.)*

The 9,000,000 common shares issued pursuant to the acquisition agreement were deemed to have a value of $8,460,000. However, at February 27, 2001, the Company was inactive with a thin market for its shares making it impossible to estimate the actual market value of the 9,000,000 common shares. Therefore, the cost of the acquisition, $4,364,962, has been determined by the fair value of the Company's net assets.

The total purchase price of $4,364,962 was allocated as follows:

Cash and equivalents	$ 906,806
Receivables	8,069
Prepaid expenses	2,557
Notes receivable	3,300,000
Interest receivable	192,162
Accounts payable and accrued liabilities	(44,632)
	$ 4,364,962

iii) Historical cost financial statements presented are those of eMobile Inc., with equity amounts of eMobile Inc. restated to reflect the number of shares received in the business combination.

iv) The consolidated statements of operations, deficiency in net assets and cash flows include eMobile Inc.'s results of operations and deficit and cash flows from April 9, 1999 (date of incorporation) and the Company's results of operations and deficit from February 27, 2001 (date of acquisition).

The results of the Company's operations, prior to the acquisition, were as follows:

	Period From January 1, 2001 to February 27, 2001	Year Ended December 31, 2000
EXPENSES		
Bank charges and interest	$ 100	$ 2,501
Consulting fees	24,169	65,927
Office and miscellaneous	11,395	25,451
Professional fees	33,172	218,347
	(68,836)	(312,226)
OTHER ITEM		
Interest income	55,691	182,854
Loss for the period	$ (13,145)	$ (129,372)

Pro-forma information

Pro-forma financial statements giving effect to the reverse takeover are not presented since it will not be materially different from the historical financial statements presented.

6. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 341,842	$ 129,680	$ 212,162	$ 295,263	$ 48,532	$ 246,731
Computer software	45,892	29,306	16,586	12,720	6,360	6,360
Furniture and equipment	120,635	32,006	88,629	110,788	11,079	99,709
Leasehold improvements	5,307	1,987	3,320	5,307	663	4,644
	$ 513,676	$ 192,979	$ 320,697	$ 424,078	$ 66,634	$ 357,444

Included in computer equipment is $177,736 (2000 - $152,827) of equipment under capital lease, with a net book value of $111,962. Amortization of capitalized leases are combined with total amortization.

(Expressed in Canadian dollars)

7. DUE TO SHAREHOLDERS

	2001	2000
Advances from two principal shareholders are non-interest bearing with no fixed terms of repayment.	$ —	$ 119,632

During the year ended December 31, 2001, the amounts due to shareholders were repaid, including interest that was accrued from September 2001.

8. LOANS PAYABLE

	2001	2000
Due to the Company, upon completion of the share exchange effective February 27, 2001 (Note 5), the loan became an inter-company account and the loan was restructured to be non-interest bearing with no fixed terms of repayment. The guarantors were released of their respective guarantees.	$ —	$ 3,300,000
National Research Council Canada ("NRC"), subject to certain conditions, agreed to advance repayable contributions to eMobile Inc. up to a maximum of $481,500 for the performance of specified work undertaken by eMobile Inc. Quarterly repayment of the contributions commenced October 1, 2001. The repayment amount is based on 1.5% of eMobile Inc.'s gross revenues for the quarter preceding the repayment. If at any time the repayments to NRC exceed $722,250 (150% of $481,500), the obligation by eMobile Inc. to make repayments will cease.	481,500	111,856
	$ 481,500	$ 3,411,856

9. CONVERTIBLE NOTE

On September 4, 2001, the Company issued a convertible note in the amount of US$2,000,000 (CDN$3,120,000) bearing interest at 6.0% per annum, payable in semi-annual instalments commencing on March 4, 2003, and maturing on September 4, 2006. The holder of the convertible note has the right, but not the obligation, to convert the note at any time, together with all unpaid interest, to common shares of the Company at a price of CDN$0.65 per common share until September 4, 2005 and at a price of CDN$0.73 per common share after September 4, 2005. Upon issuance, the liability component of the convertible note was valued at $2,138,907 while the remaining $981,093 was classified to deficiency in net assets.

The liability component of the convertible note was calculated as the present value of the debt and required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the note was issued. Over the term of the convertible note, the liability component will be accreted up to the face value of the convertible note by the recording of additional interest expense. During the year ended December 31, 2001, interest in the amount of $106,944 has been accrued.

During the year ended December 31, 2001, there were no conversions of any portion of the convertible note by the holder.

10. OBLIGATIONS UNDER CAPITAL LEASE

	2001	2000
Hewlett-Packard (Canada) Ltd. payments of $11,793 per month including interest with annual rates ranging from 10.78% to 16.82% are due over lease terms expiring through April 25, 2003.	$ 102,103	$ 166,339
Less: current portion	(92,123)	(83,203)
	$ 9,980	83,136

(Expressed in Canadian dollars)

10. OBLIGATIONS UNDER CAPITAL LEASE *(cont'd.)*

Estimated minimum lease payments are as follows:

2002	$ 111,126
2003	9,980
	121,106
Less amount representing interest	(19,003)
Balance of obligation	$ 102,103

During the year ended December 31, 2001, interest expense of $23,112 (2000 - $9,907) was incurred for the capital lease obligations.

11. CAPITAL STOCK

The Company's authorized capital stock consists of an unlimited number of common shares without par value and an unlimited number of Class A non-voting shares.

During the year ended December 31, 2001, the Company issued 9,000,000 common shares at an agreed value of $4,364,962 to acquire 100% of the outstanding shares of eMobile Inc. (Note 5). The Company also issued 484,500 common shares at an agreed value of $377,910 as a finder's fee for the acquisition of eMobile Inc.

Included in issued capital stock at December 31, 2001 are 8,752,720 common shares of the Company currently held in escrow as required by the regulatory authorities (Note 5).

Stock options

The Company has a stock option plan under which stock options to purchase securities from the Company can be granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities.

Under the stock option plan, up to 4,282,774 common shares may be granted from time to time, provided that stock options in favour of any one individual do not exceed 5% of the issued and outstanding common shares.

As at December 31, 2001, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
1,406,050	$ 0.85	September 12, 2006
1,628,000	0.85	April 25, 2006

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining ContractualLife (in Years)
Balance,			
December 31, 1999 and 2000	—	$ —	—
Options granted	3,034,050	0.85	4.49
Options expired	—	—	—
Options exercised	—	—	—
Balance, December 31, 2001	3,034,050	$ 0.85	4.49
Number of options currently exercisable	918,167	$ 0.85	

(Expressed in Canadian dollars)

11. CAPITAL STOCK *(cont'd.)*

Special warrants

On August 30, 2000, the Company issued 1,818,182 non-brokered private placement special warrants at an agreed price of $1.10 each. Each special warrant entitles the holder to receive one common share in the capital of the Company and one non-transferable share purchase warrant upon exercise, without payment or additional consideration. Two non-transferrable share purchase warrants will entitle the holder to purchase an additional common share of the Company at a price of $1.36 for a period of one year from exercise.

In consideration of the placement of the special warrants, the Company issued, by way of a finder's fee, an aggregate of 124,454 "Finder's Fee Special Warrants" at an agreed price of $1.10 each. Each finder's fee special warrant entitles the holder to receive one common share in the capital of the Company upon exercise, without payment or additional consideration.

On February 27, 2001, the Company issued 1,550,000 non-brokered private placement special warrants at an agreed price of $0.65 each. Each special warrant entitles the holder to receive one common share in the capital of the Company and one non-transferable share purchase warrant upon exercise, without payment or additional consideration. Two non-transferrable share purchase warrants will entitle the holder to purchase an additional common share of the Company at a price of $1.50 for a period of two years from exercise.

In consideration of the placement of the special warrants, the Company issued, by way of a finder's fee, an aggregate of 110,000 "Finder's Fee Special Warrants" at an agreed price of $0.70 each. Each finder's fee special warrant entitles the holder to receive one common share in the capital of the Company upon exercise, without payment or additional consideration.

On June 15, 2001, all 3,368,182 non-brokered private placement special warrants and all 234,454 "Finder's Fee Special Warrants" were exercised for common shares totalling 3,368,182 and 234,454, respectively.

As at December 31, 2001, the following non-transferable share purchase warrants are outstanding:

Numberof Shares	ExercisePrice	Expiry Date
312,500	$ 1.00	April 12, 2002
909,091	1.36	June 15, 2002
775,000	1.50	June 15, 2003

12. RELATED PARTY TRANSACTIONS

During the year, the Company paid consulting fees in the amount of $32,685 (2000 - $Nil; 1999 - $Nil) to a company controlled by a director.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2001	2000	1999
Loss before income taxes	$(3,316,760)	$ (3,060,321)	$ (118,395)
Expected income tax recovery	$ 1,512,443	$ 612,064	$ 21,311
Non-deductible expenses	(10,283)	—	—
Tax loss benefit not recognized for book purposes	(1,502,160)	(612,064)	(21,311)
Actual income tax recovery	$ —	$ —	$ —

(Expressed in Canadian dollars)

13. INCOME TAXES *(cont'd.)*

The significant components of the Company's future income tax assets are as follows:

	2001	2000	1999
Future tax assets:			
Non-capital loss carryforwards	$ 4,880,606	$ 619,204	$ 19,432
Other	72,304	4,248	1,052
	4,952,910	623,452	20,484
Valuation allowance	(4,952,910)	(623,452)	(20,484)
	$ —	$ —	$ —

As at December 31, 2001, the Company had non-capital losses carried forward of approximately $10,700,000 for income tax purposes. The non-capital losses may be utilized to reduce future years' taxable income and expire by 2009 if unutilized. The benefits of these losses have not been reflected in these consolidated financial statements.

14. COMMITMENTS

The Company has future commitments consisting of operating leases for its office premises. At December 31, 2001, the future annual commitments due were as follows:

2002	$ 108,226
2003	72,869
2004	28,956
	$ 210,051

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Significant non-cash investing and financing transactions for the year ended December 31, 2001 were as follows:

a) The Company issued 9,000,000 common shares at an agreed value of $4,364,962 to acquire 100% of the outstanding shares of eMobile Inc. (Note 5).

b) The Company issued 484,500 common shares at an agreed value of $377,910 as a finder's fee for the acquisition of eMobile Inc.

c) The Company acquired computer equipment totalling $24,908 through a capital lease obligation for the same amount.

d) The Company issued 3,368,182 common shares at a total agreed value of $3,007,5000 upon the exercise of 3,368,182 non-brokered private placement special warrants previously issued (Note 11).

e) The Company issued 234,454 common shares at an agreed value of $178,185 as finder's fees for the non-brokered private placement of special warrants (Note 11).

f) The Company recorded $981,093 as the equity component of the convertible note (Note 9).

Significant non-cash investing and financing transactions during the year ended December 31, 2000 were as follows:

a) eMobile Inc. issued 801,556 Class A common shares to settle debts totalling $60,117.

b) eMobile Inc. acquired computer equipment totalling $179,902 through a capital lease obligation for the same amount.

There were no significant non-cash investing and financing transactions during the period ended December 31, 1999.

16. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and accrued liabilities, interest payable, obligations under capital lease, due to shareholders, loans payable and convertible note. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

17. SEGMENTED INFORMATION

The Company currently conducts its operations in one business segment in Canada and the United States.

eMOBILE DATA™

eMobile Data Corporation
#220 – 10711 Cambie Road
Richmond, BC V6X 3G5
Telephone 604.279.9956 • Toll Free 877.681.8881 • Fax 604.279.9957

4/02

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
eMobile Data Corporation	December 31, 2001	May 17, 2002

ISSUER'S ADDRESS

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond		BC	604.279.9957	604.279.9956

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Marc Jones	President, CEO	604.233.3252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mjones@emobiledata.com	www.emobiledata.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Marc Jones" (signed)	Marc Jones	May 17, 2002

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Evans"(signed)	Richard Evans	May 17, 2002

(Electronic signatures should be entered in "quotations".)

Schedule B:

eMobile Data Corporation

Supplementary Information
(Form 51-901F)

December 31 2001

1. Analysis of expenses and deferred costs for the three and twelve-month periods ended December 31, 2001.

A breakdown of all major expenditures are listed as part of the financial statements which are attached as Schedule "A" and which are discussed in "Schedule C: Management Discussion and Analysis".

Review

2. Summary of securities issued and options granted during the period.

(a) **Securities issued**

On February 27, 2001 the issuer completed a reverse takeover respecting eMobile Data International Inc. and pursuant to which the issuer purchased all the outstanding shares of eMobile Data International Inc. in consideration of the aggregate issuance from treasury by the issuer to eMobile Data International Inc.'s shareholders of 9,000,000 surplus escrow common shares of the issuer at a deemed issuance price of $0.94 per common share. The surplus escrow shares are presently releasable from escrow over the next six years. On February 27, 2001 the issuer also issued 484,500 common shares, at a deemed issuance price of $1.17 per common share, as a finder's fee in conjunction with the successful completion of the referenced reverse takeover.

Effective on June 15, 2001 1,818,182 special warrants in and the issuer were deemed to have been exercised, at a deemed exercise price of $1.10 per special warrant, with each special warrant holder thereof receiving one common share and one non-transferable share purchase warrant from the treasury of the issuer for each special warrant exercised, and with two such share purchase warrants now entitling the holders thereof to purchase one additional common share of the issuer at a price of $1.36 per warrant share for a period of one year from June 15, 2001. Effective on June 15, 2001, and in consideration of the completion of this special warrant financing in August of 2000, 124,454 finder's fee special warrants in and to the issuer were also deemed to have been exercised, at a deemed exercise price of $1.10 per finder's fee special warrant, with the special warrant holder thereof receiving one common share from the treasury of the issuer for each finder's fee special warrant exercised.

Effective on June 15, 2001 1,550,000 special warrants in and the issuer were also deemed to have been exercised, at a deemed exercise price of $0.65 per special warrant, with each special warrant holder thereof receiving one common share and one non-transferable share purchase warrant from the treasury of the issuer for each special warrant exercised, and with two such share purchase warrants now entitling the holders thereof to purchase one additional common share of the issuer at a price of $1.50 per warrant share for a period of two years from June 15, 2001. Effective on June 15, 2001, and in consideration of the completion of this special warrant financing in February of 2001, 110,000 finder's fee special warrants in and to the issuer were also deemed to have been exercised, at a deemed exercise price of $0.70 per finder's fee special warrant, with the special warrant holders thereof receiving one common share from the treasury of the issuer for each finder's fee special warrant exercised.

In this regard, and effective on June 6, 2001, the issuer became a "Qualifying Issuer" by filing with the British Columbia Securities Commission and obtaining a receipt for an AIF in conjunction with the completion of its then reverse takeover with eMobile Data International Inc. in that instance. As a result all of the above-referenced special warrants and finder's fee special warrants in and to the issuer were deemed, in accordance with their respective terms, to have been exercised.

On September 4, 2001 the issuer and eMobile Data International Inc. issued a convertible note (the "Convertible Note") to Itron, Inc. ("Itron") in the principle amount of US $2,000,000 (the "Principal"). The Convertible Note has a term of five years (the "Conversion Term") with the Principal amount earning interest thereon at the rate of six percent per annum and being payable semi-annually and commencing 18 months from closing (the Principal and the interest being, collectively, the "Outstanding Indebtedness"). During the Conversion Term the Outstanding Indebtedness is convertible, in whole or in part and at the option of Itron, into common shares of the issuer (each a "Share") at a conversion price of Cdn. $0.65 per Share during the initial four years of the Conversion Term and at a conversion price of Cdn. $0.73 per Share during the final year of the Conversion Term. Any Shares acquired by Itron upon the conversion of any portion of the Outstanding Indebtedness will be subject to a hold period as to their transferability on the Province of British Columbia expiring on January 4, 2002.

(b) **Options granted**

On April 25, 2001 the issuer granted incentive stock options to certain directors, officers and employees of the issuer and eMobile Data International Inc. entitling said optionees to acquire, upon exercise, up to an aggregate of 1,628,000 common shares in the capital of the issuer at an exercise price of $0.85 per common share and until April 25, 2006 in each such instance. All such incentive stock options were granted pursuant to the issuer's existing Stock Option Plan and all such incentive stock options are subject to various vesting provisions as required thereby.

On September 12, 2001 the issuer granted additional incentive stock options to certain directors, officers and employees of the issuer and eMobile Data International Inc. entitling said optionees to acquire, upon exercise, up to an aggregate of 1,406,050 common shares in the capital of the issuer at an exercise price of $0.85 per common share and until September 12, 2006 in each such instance. All such incentive stock options were also granted pursuant to the issuer's existing Stock Option Plan and all such incentive stock options are subject to various vesting provisions as required thereby.

Subsequent to the end of the reporting period, the issuer granted on February 12, 2002 additional incentive stock options to certain directors, officers and employees of the issuer and eMobile Data International Inc. entitling said optionees to acquire, upon exercise, up to an aggregate of 75,000 common shares in the capital of the issuer at an exercise price of $0.85 per common share and until February 12, 2007 in each such instance. All such incentive stock options were also granted pursuant to the issuer's existing Stock Option Plan and all such incentive stock options are subject to various vesting provisions as required thereby.

3. Summary of securities as at the end of the reporting period.

(a) The issuer's authorized capital consists of an unlimited number of no par value common shares.

(b) As at the end of the reporting period there were 21,417,720 common shares of the issuer issued and outstanding. As the end of the reporting period the issued share capital of the issuer was comprised of the following:

Capital stock as of December 31, 2000:	2,801,556
Capital stock of eMobile Data Int. Inc. at February 27, 2001:	<2,801,556>

Capital stock of eMobile Data Corporation on Feb. 27, 2001:	8,330,584
Shares issued to acquire eMobile Data Int. Inc.:	9,000,000
Finder's fee paid to acquire eMobile Data Int. Inc.:	484,500
Special Warrants exercised on June 15, 2001:	3,368,182
Finder's fee paid:	234,454
Balance as at December 31, 2001:	21,417,720

(c) As at the end of the reporting period there were 3,034,050 incentive stock options issued and outstanding in and to the issuer to acquire up to an aggregate of 3,034,050 common shares of the issuer.

As the end of the reporting period there were 3,680,682 share purchase warrants issued and outstanding in and to the issuer to acquire up to an aggregate of 1,996,591 common shares of the issuer in the following manner:

(i) an aggregate of 312,500 share purchase warrants of the issuer being exercisable for up to 312,500 common shares of the issuer, at an exercise price of $1.00 per common share, until April 12, 2002 (- these share purchase warrants have recently expired);

(ii) an aggregate of 1,818,182 share purchase warrants of the issuer being exercisable for up to 909,091 common shares of the issuer, at an exercise price of $1.36 per common share, until June 15, 2002; and

(iii) an aggregate of 1,550,000 share purchase warrants of the issuer being exercisable for up to 775,000 common shares of the issuer, at an exercise price of $1.50 per common share, until June 15, 2003.

(d) As at the end of the reporting period there were 202,720 common shares of the issuer subject to performance-based escrow and 8,550,000 common shares subject to time-released escrow (see above).

4. List of Directors and Officers

Marc C. Jones	President, Chief Executive Office and a Director
D. Jeffrey Morris	a Director
Richard Evans	a Director
Per Tveita	Secretary, Chief Financial Officer and Vice President, Finance

Schedule C:

eMobile Data Corporation

Interim Management's Discussion and Analysis
(Form 51-901F)

December 31, 2001

The following is a discussion and analysis of the interim consolidated financial conditions and results of operations for the three and twelve-month periods ended December 31, 2001. This document should be read in conjunction with the Audited Consolidated Financial Statements of eMobile Data Corporation (the "issuer") and notes thereto for December 31, 2001.

Change of Business

As a result of the reverse takeover of eMobile Data International Inc. ("eMobile Data") on February 27 2001, the issuer is deemed to be the continuation of eMobile Data while eMobile Data is deemed to have acquired control of the assets and business of the issuer.

eMobile Data was incorporated in April of 1999 to design, develop, implement and manage the deployment and distribution of Service-Link™, a web based next generation mobile workforce management solution targeted at various sectors within the utility and field service industries.

On March 22, 2001 the issuer changed its name to eMobile Data Corporation.

All operational activities are carried out by the issuer's subsidiary, eMobile Data. On August 27, 2001 the subsidiary changed the name from eMobile Data Inc. to eMobile Data International Inc.

Fourth Quarter 2001 Results of Operations

Revenues

Revenues for fourth quarter 2001 were $582,000 as compared to no revenue for the same quarter of 2000. For the twelve months ended December 31, 2001 the revenues were $1,1077,812 compared with $222,359 during the same period last year. The large increase in revenue from year 2000 to year 2001 was due to contract work and deliveries made during the last quarter of last year.

Operating Expenses

The gross profit margin for the fourth quarter of 2001 was $582,000 last year compared to no gross revenue for the same quarter of year 2000. For the twelve months ended December 31, 2001 the gross profit margin was 687,237 compared with $ 2222,359 during year 2000.

The increase in the gross margin, both for the last quarter and for the year, was due to more revenue contracts during year 2001.

The total operating expenses for the fourth quarter of year 2001 was similar to the operating costs during the same quarter of year 2001. During year 2001 less money have been spent on research and development costs as well as sales and marketing expenses while management and administrative expenses increased as compared with the same period during year 2000. The increases in administrative expenses are relating to professional fees, amortization, investor relations, and travel expenses.

For the twelve-month period ended December 31, 2001 the total operating costs increased compared with the twelve months ended December 31, 2000. The first quarter of year 2000 was a start-up phase, and this is reflected in the costs for the twelve months ended December 31, 2001.

Net Result

The net loss for the fourth quarter of year 2001 was $464,000 as compared with $ 1,006,000 for the fourth quarter ended December 31, 2000. The decreased loss was due to higher gross margin this year compared with last year.

The net loss during the twelve-month period ended December 31, 2001 was $3,316,760 as compared to a loss of $3,060,321 during the twelve-month period ended December 31, 2000. The increased loss this year was due to higher operating expenses during the first quarter of 2001 as compared with the same period of year 2000, as well as higher interest charges relating to the convertible loan obtained in September 2001.

Liquidity and Capital Resources

On September 4, 2001 eMobile Data received US $2,000,000 in funding from Itron, Inc. in the form of a convertible note.

eMobile Data is presently losing money and, as a result, the issuer is presently draining its cash reserves. The continuing operations of the issuer are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Investor relations

During the reporting period the issuer also reports that no expenses were incurred relating to National Policy 41, the issuer did not experience any material differences regarding the actual use of proceeds compared to any previous disclosure of intended use of proceeds and the issuer incurred expenses of $27,504 relating to investor relations. For year 2001 the issuer incurred investor relations expenses of $62.960 ($0 in year 2000).

eMOBILE DATA CORPORATION

Suite 220, 10711 Cambie Road
Richmond, British Columbia, V6X 3G5

PROXY

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF eMOBILE DATA CORPORATION TO BE HELD ON JUNE 24, 2002

Type of Meeting:	**Annual General Meeting.**
Name of Company:	**eMobile Data Corporation** (the "*Company*").
Record Date:	May 14, 2002.
Meeting Date and Time:	**June 24, 2002 at 10:00 a.m.**
Meeting Location:	**Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5.**

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

I, the **undersigned shareholder of the Company**, am the registered owner of common shares in the capital of the Company and I appoint **Marc C. Jones**, a Director of the Company, or in the place of the foregoing, **Richard W. Evans**, a Director of the Company, or in the place of the foregoing, **Thomas J. Deutsch**, solicitor for the Company, or in the place of each of the foregoing ______ (*you may fill in the name of another person you wish to act for you; see note "1." at the end of this Proxy and please print the person's name*) as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

Without limiting the general powers conferred by this Proxy, I direct my Proxy to vote as follows:

1. Approval of the Acts of the Directors of the Company. An ordinary resolution that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.

VOTE FOR: [____] WITHHOLD VOTE: [____]

2. Approval of the Appointment of Auditors for the Company. An ordinary resolution that Davidson & Company, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.

VOTE FOR: [____] WITHHOLD VOTE: [____]

3. Approval of the Election of Directors for the Company. An ordinary resolution to elect the following as duly elected Directors of the Company to hold office until the next annual general meeting of the Company or until their successors are elected or appointed, subject to the provisions of the Company's By-Laws:

(a) Marc C. Jones

VOTE FOR: [____] WITHHOLD VOTE: [____]

(b) D. Jeffrey Morris

VOTE FOR: [____] WITHHOLD VOTE: [____]

(c) Richard W. Evans

VOTE FOR: [____] WITHHOLD VOTE: [____]

4. Approval of the Granting, Exercise and Amending of Stock Options by the Company. An ordinary resolution, by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their

sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Approvals at any time without the further approval of the shareholders of the Company.

VOTE FOR: [____] VOTE AGAINST: [____]

5. Approval of proposed and new Stock Option Plan for the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan until the next annual general meeting of the Company at a maximum of up to 4,283,544 common shares of the Company's share capital; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.

VOTE FOR: [____] VOTE AGAINST: [____]

6. Approval of Future Financings by the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the

Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

VOTE FOR: [_____] VOTE AGAINST: [_____]

7. Approval of Adoption of new Articles and By-Laws by the Company. A special resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Company adopt the presently proposed new Articles and By-Laws of the Company (collectively, the "*New Articles and By-Laws*"); a copy of which New Articles and By-Laws being available for inspection by the shareholders of the Company at the Meeting; and, furthermore, that the Directors of the Company are authorized to make any and all additions, deletions, amendments and alterations to the New Articles and By-Laws as, in their sole and absolute discretion, they deem necessary or desirable at any time without the further approval of the shareholders of the Company (collectively, the "*Adoption of New Articles and By-Laws*").

8. Approval of potential Change in Control upon Conversion by the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize, in accordance with the terms and conditions of that certain "Subscription Agreement" and "Convertible Note" (collectively, the "*Convertible Instrument*"), as entered into between the Company and Itron, Inc. ("*Itron*"), the potential conversion by Itron of such amount of the "Principal Amount" under the Convertible Instrument into common shares of the Company that may then equal or exceed 20% of the then issued and outstanding common shares of the Company immediately after any such Conversion (collectively, the "*Conversion*"); that the shareholders of the Company approve any potential effective change in control of the Company resulting from the completion of any such Conversion (the potential "*Change in Control*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to allow for the completion of any such Conversion and effective Change in Control of the Company under the Convertible Instrument at any time without the further approval of the shareholders of the Company.

VOTE FOR: [_____] VOTE AGAINST: [_____]

9. Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan, Financing, Adoption of New Articles and By-Laws and Conversion and Change in Control by the Company. A special resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan, Financing, Adoption of New Articles and By-Laws and Conversion and Change in Control by the Company at any time without the further approval of the shareholders of the Company.

VOTE FOR: [____] VOTE AGAINST: [____]

IF I HAVE NOT SPECIFIED MY PROXY VOTE IN A PARTICULAR WAY ON ANY RESOLUTION HEREIN, THEN I HEREBY CONFIRM THAT MY PROXYHOLDER MAY VOTE MY PROXY VOTE ON THAT PARTICULAR RESOLUTION IN MY PROXYHOLDER'S **DISCRETION**.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. **The undersigned shareholder hereby revokes any Proxy previously given to attend and vote at this Meeting**.

Date: ______________________________
(Proxies must be dated)

Signature: ______________________________

Name: ______________________________
(Please print)

Address: ______________________________

____

NOTES TO SHAREHOLDER COMPLETING THIS PROXY FORM:

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person, please cross off the management appointee, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the Proxy form and return the Proxy form. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy form and the shareholder's vote will be counted at that time.

2. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person***, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, you must cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the Proxy form and return the Proxy form. **Where no choice on a resolution is specified by the shareholder, this Proxy form confers discretionary authority upon the shareholder's appointed proxyholder**.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the Proxy form and return the Proxy form. **Where no choice is specified by a shareholder on a resolution shown on the Proxy form, this Proxy form confers discretionary authority upon the nominee of management acting as proxyholder**.

4. The securities represented by this Proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **With respect to any amendments or variations in any of the resolutions shown on the Proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit**.

5. If the shareholder votes on the resolutions and returns the Proxy form, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To attend the Meeting the shareholder must revoke the Proxy form by sending a new Proxy form with the revised instructions.

6. You or your attorney authorized in writing must date and sign this Proxy.

7. If you are a corporation you must execute this Proxy under seal or by an officer or attorney authorized in writing.

8. This Proxy is valid for one year from its date.

The proxyholder may at his discretion vote upon any amendment or variation of the above matters or any other matters that may properly be brought before the Meeting or any adjournment thereof. The shareholder may revoke this discretion by placing his or her initials in the space provided immediately below:

Voting discretion denied: __________________.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. IF SOMEONE OTHER THAN THE SHAREHOLDER OF THE COMPANY SIGNS THIS PROXY FORM ON BEHALF OF THE NAMED SHAREHOLDER OF THE COMPANY, DOCUMENTATION ACCEPTABLE TO THE CHAIRMAN OF THE MEETING MUST BE DEPOSITED WITH THIS PROXY FORM, AUTHORIZING THE SIGNING PERSON TO DO SUCH. ***TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICES OF PACIFIC CORPORATE TRUST COMPANY, LOCATED AT 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, BY MAIL OR BY FAX AT (604) 689-8144 NO LATER THAN 48 HOURS PRIOR TO THE TIME OF THE MEETING.***

{G:\2588\060\2002\Proxy1.doc}

eMOBILE DATA CORPORATION

Suite 220, 10711 Cambie Road
Richmond, British Columbia, V6X 3G5

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF eMOBILE DATA CORPORATION TO BE HELD ON JUNE 24, 2002

SOLICITATION OF PROXIES

This information circular (the "*Information Circular*") is furnished in connection with the solicitation of proxies by the management of **eMobile Data Corporation** (the "*Company*") for use at the Annual General Meeting (the "*Meeting*") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his common shares at the Meeting by completing the form of proxy (the "*Proxy*") provided with this Information Circular. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed Proxy forms must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours before the time of the Meeting.

REVOCATION OF PROXY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairperson of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them. In the absence of any such direction from a shareholder such common shares will be voted in the discretion of the proxyholder upon the matters described in the form of Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or By-Laws of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on May 14, 2002.

PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue an unlimited number of common shares without par value of which 21,417,720 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and By-Laws of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Issued
CDS & Co.(1)	9,353,890(2)	43.67%
Marc C. Jones(3)	2,094,500(2)(4)	9.78%

---

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company ("*Pacific Corporate*").

(3) Mr. Jones is the current President, Chief Executive Officer and a Director of the Company.

(4) Effective on February 27, 2001 the Company, eMobile Data Inc. ("*eMobile Data*") and the shareholders of eMobile Data (collectively, the "*Shareholders*"), of which Mr. Jones is one, completed the terms and conditions of a certain "Share Exchange Agreement", dated for reference August 17, 2000, and all amendments thereto (collectively, the "*Share Exchange Agreement*"), pursuant which the Company purchased all of the issued and outstanding shares of eMobile Data from the Shareholders in exchange for the aggregate issuance from treasury by the Company to the Shareholders of 9,000,000 surplus escrowed common shares of the Company (collectively, the "*Surplus Escrow Shares*"). The Company's acquisition of eMobile Data was considered to be a "Reverse Takeover" ("*RTO*") under the policies of the Toronto Venture Exchange (the "*Exchange*"). All of the Surplus Escrow Shares had a statutory hold period as to their transferability in the Province of British Columbia expiring on February 27, 2002, and, in addition, all of the Surplus Escrow Shares are now being held in escrow by Pacific Corporate pursuant to the terms and conditions of a certain "Form D Escrow Agreement - Surplus Security", dated for reference February 27, 2001 (the "*Escrow Agreement*"), as entered into among Pacific Corporate, the Company and all of the Shareholders. In accordance with the terms and conditions of the Escrow Agreement the Surplus Escrow Shares are presently releasable on a pro-rata basis as to 5% on each of those dates which are 6, 12, 18 and 24 months from the date that the Exchange provided final approval to the Company's RTO with eMobile Data (which was February 27, 2001), and as to 10% on each of those dates which are 30, 36, 42, 48, 54, 60, 66 and 72 months from the date the Exchange provided final approval to the Company's RTO with eMobile Data.

SHAREHOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Executive Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares
Marc C. Jones	President, Chief Executive Officer and a Director	2,094,500(1)

Name	Office	Number of Common Shares
D. Jeffrey Morris	A Director	117,500[(1)(2)]
Richard W. Evans	A Director	100,000[(1)]
Per Tveita	Secretary, Chief Financial Officer and Vice President, Finance	200,000[(1)]

(1) These common shares are Surplus Escrow Shares of the Company which are currently being held by Pacific Corporate in escrow under the terms and conditions of the above-referenced Escrow Agreement and pursuant to the policies of the Exchange.

(2) Only 50,000 of these common shares are Surplus Escrow Shares of the Company, with the remaining 67,500 of such common shares being presently subject to no resale restrictions in the Province of British Columbia.

REMUNERATION OF MANAGEMENT AND OTHERS

Executive Compensation

The Company's fiscal year end is the 31st day of December.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created six Executive Offices, namely that of President, Secretary, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Executive Vice President. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Marc C. Jones – Mr. Jones became a Director of the Company and the Company's current President and Chief Executive Officer effective on February 27, 2001.

Deborah A. Springborn - Ms. Springborn became a Director of the Company on February 27, 2001 and the Company's current Executive Vice President and Chief Operating Officer effective on February 22, 2001. Ms. Springborn resigned from her Director and Executive Officer positions with the Company and its various subsidiaries effective on April 30, 2002.

Per Tveita - Mr. Tveita became the Company's current Secretary and Chief Financial Officer effective on February 27, 2001.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's three most recently completed financial years:

Summary Compensation Table

		Annual Compensation		Long-Term Compensation		
Name and Principal Position[(1)]	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Marc C. Jones President, Chief Executive Officer and a Director	2001 2000 1999	$125,841[(2)] Nil[(2)] Nil	Nil Nil Nil	Nil Nil Nil	50,000[(3)] Nil Nil	Nil Nil Nil
Deborah A. Springborn[(4)] Executive Vice President, Chief Operating Officer and a Director	2001 2000 1999	U.S. $73,394[(4)] Nil[(4)] Nil	Nil Nil Nil	Nil Nil Nil	50,000[(3)] Nil Nil	Nil Nil Nil
Per Tveita Secretary and Chief Financial Officer	2001 2000 1999	$78,783[(5)] Nil[(5)] Nil	Nil Nil Nil	Nil Nil Nil	250,000[(3)] Nil Nil	Nil Nil Nil

---

(1) Please refer to the disclosure found above the "Summary Compensation Table" hereinabove for a detailed description of the Company's Named Executive Officers.

(2) Mr. Jones only became an Executive Officer of the Company effective on February 27, 2001. Mr. Jones has an existing Management Services Agreement with eMobile Data pursuant to which he is presently paid $130,000 per year in consideration for which Mr. Jones is responsible for eMobile Data's business development.

(3) See the section captioned "Stock Options" hereinbelow for further information in this regard.

(4) Ms. Springborn only became an Executive Officer of the Company effective on February 22, 2001. Ms. Springborn had an Employment Services Agreement with eMobile Data pursuant to which she was paid U.S. $85,000 per year in consideration for which Ms. Springborn was responsible for eMobile Data's business operations. Ms. Springborn's employment relationship with the Company was terminated by mutual agreement effective on April 30, 2002, and on that same day Ms. Springborn resigned as a Director and Executive Officer of the Company and its various subsidiaries.

(5) Mr. Tveita only became an Executive Officer of the Company effective on February 27, 2001. Mr. Tveita has an existing Employment Services Agreement with eMobile Data pursuant to which he is presently paid $85,000 per year in consideration for which Mr. Tveita is responsible for eMobile Data's financial operations.

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

LTIP Awards during the most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

Other than as set forth in Note numbered "(3)" to the "Summary Compensation Table" hereinabove, no individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year. Refer to the section captioned "Stock Options" hereinbelow for further information in this regard.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

No Options (or tandem SARs) or freestanding SARs were exercised during the Company's most recently completed financial year by any of the Company's Named Executive Officers, and the aggregate net value of common shares under Option (or tandem SARs) or freestanding SARs (market value less exercise price) as at the date of the Company's most recently completed financial year end was $Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts;

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(f) the following Options were granted to Directors of the Company who are not Named Executive Officers of the Company:

Name of Director	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
D. Jeffrey Morris	50,000	1.80%	$0.85	$0.50	April 25, 2006
Richard W. Evans	150,000	5.41%	$0.85	$0.50	April 25, 2006

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2001 will be placed before the Meeting for review and consideration by the shareholders of the Company.

APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint

Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year, and to authorize the Directors of the Company to fix such auditors' remuneration.

STOCK OPTIONS

The following table sets out the Options granted by the Company to Directors and Officers of the Company during the Company's most recently completed financial year:

Name of Director and/or Officer	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
Marc C. Jones	50,000	1.80%	$0.85	$0.50	Sept. 12, 2006
Deborah A. Springborn	50,000	1.80%	$0.85	$0.50	Sept. 12, 2006
D. Jeffrey Morris	50,000	1.80%	$0.85	$0.50	April 25, 2006
Richard W. Evans	150,000	5.41%	$0.85	$0.50	April 25, 2006
Per Tveita	162,500 87,500	5.86% 3.05%	$0.85 $0.85	$0.50 $0.50	Sept. 12, 2006 April 25, 2006

The following table sets out the Options granted by the Company to employees of the Company during the Company's most recently completed financial year:

Name of Employee	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
R. Paul Blanchet	325,000 100,000	11.72% 3.60%	$0.85 $0.85	$0.50 $0.50	Sept. 12, 2006 April 25, 2006
John Lam	300,000 100,000	10.81% 3.60%	$0.85 $0.85	$0.50 $0.50	Sept. 12, 2006 April 25, 2006
Gary H. U. Quan	87,500 87,500	3.05% 3.05%	$0.85 $0.85	$0.50 $0.50	Sept. 12, 2006 April 25, 2006

Name of Employee	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
Arthur P. Lo	50,000 50,000	1.80% 1.80%	$0.85 $0.85	$0.50 $0.50	Sept. 12, 2006 April 25, 2006
Kimberly Ali	75,000	4.61%	$0.85	$0.50	Sept. 12, 2006
Steve Malowney	40,000	1.44%	$0.85	$0.50	Sept. 12, 2006
Ron Bispo	50,000	1.80%	$0.85	$0.50	Sept. 12, 2006
Thomas Ligocki	35,000	1.26%	$0.85	$0.50	Sept. 12, 2006
Bijan Pourkarimi	28,050	1.01%	$0.85	$0.50	Sept. 12, 2006
Mona Jagga	3,000	0.11%	$0.85	$0.50	Sept. 12, 2006
John Hengesh	100,000	3.60%	$0.85	$0.50	April 25, 2006
Jonas Lindgren	75,000(1)	4.61%	$0.85	$0.50	April 25, 2006
Frederick Margel	50,000(1)	1.80%	$0.85	$0.50	April 25, 2006
Wing-Yee Chan	9,500	0.58%	$0.85	$0.50	April 25, 2006
Budimir Drincic	37,500	2.30%	$0.85	$0.50	April 25, 2006
Peter Dunn	75,000	4.61%	$0.85	$0.50	April 25, 2006
Victor Ewert	18,000	1.11%	$0.85	$0.50	April 25, 2006
Michael Gray	25,000	1.54%	$0.85	$0.50	April 25, 2006
Stephanie Haar	31,500	1.93%	$0.85	$0.50	April 25, 2006
Nicole Hawthorne	4,000	0.25%	$0.85	$0.50	April 25, 2006
Alex Howu	18,000	1.11%	$0.85	$0.50	April 25, 2006
Carol Johnston	27,500	1.69%	$0.85	$0.50	April 25, 2006
Kulvir Kaila	25,500	1.57%	$0.85	$0.50	April 25, 2006

Name of Employee	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
Jin-Peng Kung	80,000	4.91%	$0.85	$0.50	April 25, 2006
Tina Leung	15,000	0.92%	$0.85	$0.50	April 25, 2006
Liu Wen-jong	22,500	1.38%	$0.85	$0.50	April 25, 2006
Kenny Louie	10,000	0.61%	$0.85	$0.50	April 25, 2006
Chris Metten	18,000	1.11%	$0.85	$0.50	April 25, 2006
Jamil Murji	22,500	1.38%	$0.85	$0.50	April 25, 2006
Mark Blair Shellenberg	90,000(2)	5.53%	$0.85	$0.50	April 25, 2006
Larry Shellenberg	100,000(2)	3.60%	$0.85	$0.50	April 25, 2006
Terry Sprangers	35,000(2)	1.26%	$0.85	$0.50	April 25, 2006
Robert Stallard	110,000	6.76%	$0.85	$0.50	April 25, 2006
Malcolm Thorkilsen	18,000	1.11%	$0.85	$0.50	April 25, 2006
Chris Torrens	25,000	1.54%	$0.85	$0.50	April 25, 2006
Arnold Wong	15,000	0.92%	$0.85	$0.50	April 25, 2006
Danny Wu	18,000	1.11%	$0.85	$0.50	April 25, 2006
Philip Wu	77,500	4.76%	$0.85	$0.50	April 25, 2006

(1) These Options were cancelled during the Company's most recently completed financial year.

(2) These Options were cancelled subsequent to the Company's most recently completed financial year.

As set forth hereinbelow, management of the Company proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such

Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the Directors or Officers of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

ELECTION OF DIRECTORS

In accordance with the present By-laws of the Company the Board of Directors of the Company is divided into three classes of Directors; and as nearly equal in number as the total number of Directors constituting the whole Board of Directors permits; known as Class A, Class B and Class C Directors. In this regard the term of office of one class of the Board of Directors shall always expire at the annual meeting of shareholders each year. At the first annual meeting of shareholders at which the present By-Laws were adopted (that being on June 20, 2001) all previous Class A Directors were elected to hold office for a term expiring at this Meeting, all Class B Directors were elected to hold office for a term expiring at the second succeeding annual meeting of shareholders and all Class C Directors were elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. Thereafter, and at each annual meeting of shareholders, the successors to the class of Directors whose term would then expire were to have been elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

In accordance with the present and proposed "New Articles and By-laws" (as hereinafter defined) of the Company, and subject to the foregoing, it is now proposed that the Directors of the Company are to be elected annually to hold office until their successors in office are duly elected or appointed. As a result, the term of office of each current member of the Board of Directors will now expire at this Meeting. Management of the Company now proposes to nominate the persons listed below for election as Directors of the Company for the ensuing year or until their successors in office are duly elected or appointed. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT

THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meeting for the ensuing year or until their successors in office are duly elected or appointed.

Name, Municipality of Residence and Other Positions, if any, held with the Company	**Principal Occupation or Employment during the Past Five Years**	**Director and/or Officer of the Company Since**	**Number of Common Shares Beneficially Owned or Directed**
Marc C. Jones Delta, British Columbia, Canada President, Chief Executive Officer and a Director	President, CEO and a Director of eMobile Data, from April 1999 to present; Vice-President, Sales & System Implementation, Instep Mobile Communications (now eDispatch.com Wireless Data Inc.), from March 1993 to May 1995; and Manager of Sales for Western Region of North America, MDSI, from September 1995 to April 1999	February 27, 2001	2,094,500[(1)]

Name, Municipality of Residence and Other Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director and/or Officer of the Company Since	Number of Common Shares Beneficially Owned or Directed
D. Jeffrey Morris Vancouver, British Columbia, Canada A Director	Director of eMobile Data, from July 2000 to present; Director, of Sierra Wireless, Inc., from October 1999 to present; Director of Business Development and a director, eDispatch.com Wireless Data Inc., from 1997 to 1999; and Vice President of Marketing, Motorola Canada Inc., from 1991 to 1997	February 27, 2001	117,500(1)(2)
Richard W. Evans Port Coquitlam, British Columbia, Canada A Director	Management Consultant	June 20, 2001	100,000(1)

(1) These common shares are Surplus Escrow Shares of the Company which are currently being held by Pacific Corporate in escrow under the terms and conditions of the above-referenced Escrow Agreement and pursuant to the policies of the Exchange.

(2) Only 50,000 of these common shares are Surplus Escrow Shares of the Company, with the remaining 67,500 of such common shares being presently subject to no resale restrictions in the Province of British Columbia.

The following are brief profiles of the present Directors of the Company:

➤ Mr. **Marc C. G. Jones** (age 46) is the current President, Chief Executive Officer and a Director of the Company and eMobile Data devoting 100% of his time to the business of eMobile Data. Since April of 1999, under Mr. Jones' guidance, eMobile Data has brought its first product to market, made its initial "Service-Link™" sale and expanded operations. Previously, Mr. Jones managed the Western Region of North America for MDSI Mobile Data Solutions Inc., where he managed his area's sales to over $25 million prior to his decision to leave to found eMobile Data. Prior to joining MDSI, and from March of 1993 to September of 1995 Mr. Jones was Vice-President, Sales & System Implementation, for InStep Mobile Communications (now eDispatch.com Wireless Data Inc. which is currently listed on The Toronto Stock Exchange), where he established the first international sales of that company's automated dispatching solution in the U.S., Asia and Mexico. Mr. Jones holds a diploma in Telecommunications Technology from the Southern Alberta Institute of Technology.

➤ Mr. **D. Jeffrey Morris** (age 58) is a current Director of the Company and eMobile Data. Mr. Morris has been a Director of eMobile Data since July of 2000. Since October of 1999 Mr. Morris has been the Director of Business Development at Sierra Wireless, Inc. From 1997 to1999 Mr. Morris was the Director of Business Development and a director at eDispatch.com Wireless Data Inc. From 1991 to 1997 Mr. Morris was the Vice President of Marketing of Motorola Canada Inc. Mr. Morris obtained a Bachelor's of Applied Science degree in Electrical Engineering from the University of Windsor of Windsor, Ontario, in 1969.

➤ Mr. **Richard W. Evans** (age 45) is a current Director of the Company and has been so since the Company's last annual general meeting in June of 2001. Mr. Evans is a management consultant and a co-founder and owner of Evans & Evans, Inc., of Vancouver, British Columbia, a firm specializing in business valuations and combinations.

Pursuant to *Business Corporations Act* (Yukon) (the "*Business Corporations Act*") a reporting company is required to elect an Audit Committee comprised of not fewer than three Directors, of whom a majority shall not be Officers or employees of the Company or an affiliate of the Company. At a Directors' meeting of the Company to be held following the Meeting the Company's then Board of Directors will appoint an Audit Committee for the ensuing year. It is presently expected that the Company's resulting Audit Committee will be comprised of each of Messrs. Jones, Morris and Evans. The Audit Committee's functions are to review the Company's financial statements prior to review and approval by the Board of Directors of the Company, to approve auditors' fees, to prepare an audit plan in conjunction with internal and external auditors, to address audit-related issues, to review the Company's post-audit confirmations and to review the performance of the Company's Chief Financial Officer.

The Company currently has a Compensation Committee comprised of Messrs. Jones and Morris, and the Company does not currently have either a Nominating or Executive Committee. At a Directors' meeting of the Company to be held following the Meeting it is presently expected that the Company's then Board of Directors will appoint a Corporate Governance Committee; which is presently expected to be comprised of each of Messrs. Morris and Evans.

The number of common shares of the Company beneficially owned by the Company's nominees for Directors, directly or indirectly, as of the date hereof, is based on information furnished by the nominees themselves to the Company.

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting.

PROTECTION OF SHAREHOLDERS

The Business Corporations Act provides that a shareholder has the right to apply to the Supreme Court on the grounds that the Company is acting or proposes to act in a way that is prejudicial to such shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the Company. Under the Business Corporations Act a shareholder, director, former director, officer, former officer, the Registrar of Companies or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, can apply for a preventative order where an act or omission of a corporation or its affiliates or the powers of the directors of a corporation or its affiliates are being exercised in a manner that is oppressive or unfairly prejudicial to any security holder, creditor, director or officer.

Under the Business Corporations Act a shareholder, director, officer of former shareholder, Director of Officer of the Company or its affiliates, the Registrar of Companies and any other person who, in the discretion of the Court, is a proper person to make an application to bring a derivative action, may, with leave of the Court, bring an action in the name of and on behalf of the Company to enforce an obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such an obligation. In addition, the Business Corporations Act permits derivative actions to be commenced in the name of and on behalf of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "*ordinary resolution*" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company, and, in addition, "*special resolution*" is herein defined to mean a resolution passed by a majority of not less than two-thirds (2/3s) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

Approval of the Granting, Exercise and Amending of Stock Options by the Company

As set forth in the "Notice of Meeting" which is attached to this Information Circular, management of the Company initially proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals at any time without the further approval of the shareholders of the Company.

Pursuant to the current requirements of the Exchange each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the Company of the foregoing matter by way of ordinary resolution - that being item numbered "6." in the Notice of Meeting and item numbered "4." in the "Proxy" (which is also attached to this Information Circular) - at the Meeting. Each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will be entitled to vote on all other matters which may properly come before the Meeting, and their respective common shares will be counted for the purposes of establishing a quorum for the Meeting. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

Approval of proposed and new Stock Option Plan for the Company

As also set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which Options may be granted under the Stock Option Plan until the next annual general meeting of the Company at a maximum of up to 4,283,544 common shares of the Company's share capital; (ii) specify that the Options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the

Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.

The Company's existing and proposed Stock Option Plans authorize the Directors of the Company, in their sole and absolute discretion, to grant incentive stock Options to purchase common shares of the Company to any Director, Officer, full-time or part-time dependent contractor employee or consultant of the Company upon whose judgment, initiative and efforts the Company may rely for the successful conduct of its business. The existing and proposed Stock Option Plans do not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confer broad discretion on the Directors of the Company to make these decisions, subject to the rules and policies of the applicable stock exchange. A copy of the Company's proposed and new Stock Option Plan will be made available for review by the shareholders of the Company at the Meeting.

Approval of Future Financings by the Company

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares for securities convertible into shares.

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution; however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrants granted as part of such placement) if the number of common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may, and subject to prior Exchange approval, obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements.

In a private placement of equity shares the purchase price shall not be less than the market price for those shares. The Exchange defines "market price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to a hold period imposed under the Securities *Regulation* (which securities are required to be legended if the company is an exchange issuer), less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%;
$0.51 to $2.00	20%; and
above $2.00	15%;

and not less than $0.10 per share.

The Exchange defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement. In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement may or may not deal at arm's length to the Company, the Company may be required to seek shareholder approval for private placements negotiated thereafter. In order to approve the ordinary resolution, a majority of the votes cast at the Meeting must be voted in favour thereof.

Approval of Adoption of New Articles and By-Laws by the Company

As also set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of special resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Company adopt the presently proposed new Articles and By-Laws of the Company (collectively, the "*New Articles and By-Laws*"); a copy of which New Articles and By-Laws being available for inspection by the shareholders of the Company at the Meeting; and, furthermore, that the Directors of the Company are authorized to make any and all additions, deletions, amendments and alterations to the New Articles and By-Laws as, in their sole and absolute discretion, they deem necessary or desirable at any time without the further approval of the shareholders of the Company (collectively, the "*Adoption of New Articles and By-Laws*").

Approval of potential Change in Control upon Conversion by the Company

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize, in accordance with the terms and conditions of that certain "Subscription Agreement" and "Convertible Note" (collectively, the "*Convertible Instrument*"), as entered into between the Company and Itron, Inc. ("*Itron*"), the potential conversion by Itron of such amount of the "Principal Amount" under the Convertible Instrument into common shares of the Company that may then equal or exceed 20% of the then issued and outstanding common shares of the Company immediately after any such Conversion (collectively, the "*Conversion*"); that the shareholders of the Company approve any potential effective change in control of the Company resulting from the completion of any such Conversion (the potential "*Change in Control*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to allow for the completion of any such Conversion and effective Change in Control of the Company under the Convertible Instrument at any time without the further approval of the shareholders of the Company.

Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan, Financing, Adoption of New Articles and By-Laws and Conversion and Change in Control by the Company

As finally set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan, Financing, Adoption of New Articles and By-Laws and Conversion and Change in Control by the Company at any time without the further approval of the shareholders of the Company.

Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy. The Company's mailing address and business office is located at Suite 220, 10711 Cambie Road, Richmond, British Columbia, V6X 3G5. The Company's telephone number is (604) 279-9956 and the Company's fax number is (604) 279-9957.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or By-Laws of the Company or not disposing of all or substantially all of the assets of the Company.

DATED at Richmond, British Columbia, on this 18th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF
eMOBILE DATA CORPORATION
Per:

"*Marc C. Jones*"

Marc C. Jones
President, CEO and a Director

{G:\2588\060\2002\Infocir2.doc}

eMOBILE DATA CORPORATION

Suite 220, 10711 Cambie Road
Richmond, British Columbia, V6X 3G5

NOTICE OF ANNUAL GENERAL MEETING

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF eMOBILE DATA CORPORATION TO BE HELD ON JUNE 24, 2002

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "*Meeting*") of the shareholders of eMobile Data Corporation (the "*Company*") will be held at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, on Monday, June 24, 2002, at 10:00 a.m. for the following purposes (the "*Notice of Meeting*"):

1. Report of the Directors to the Company. To receive and consider the report of the Directors of the Company to the shareholders of the Company.

2. Financial Statements of the Company. To receive and consider the audited financial statements of the Company for the year ended December 31, 2001, together with the report of the auditors of the Company on the December 31, 2001 audited financial statements of the Company.

3. Approval of the Acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.".

4. Approval of the Appointment of Auditors for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Davidson & Company, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.".

5. Approval of the Election of Directors for the Company. To elect Directors for the Company for the ensuing year.

6. Approval of the Granting, Exercise and Amending of Stock Options by the Company. To consider and, if thought advisable, pass the following ordinary resolution, by way of disinterested shareholder approval, with or without amendment:

"RESOLVED, by ordinary resolution, and by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Approvals at any time without the further approval of the shareholders of the Company.".

7. Approval of proposed and new Stock Option Plan for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan until the next annual general meeting of the Company a maximum of up to 4,283,544 common shares of the Company's share capital; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.".

8. Approval of Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.".

9. Approval of Adoption of new Articles and By-Laws by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Company adopt the presently proposed new Articles and By-Laws of the Company (collectively, the "*New Articles and By-Laws*"); a copy of which New Articles and By-Laws being available for inspection by the shareholders of the Company at the Meeting; and, furthermore, that the Directors of the Company are authorized to make any and all additions, deletions, amendments and alterations to the New Articles and By-Laws as, in their sole and absolute discretion, they deem necessary or desirable at any time without the further approval of the shareholders of the Company (collectively, the "*Adoption of New Articles and By-Laws*").".

10. Approval of potential Change in Control upon Conversion by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize, in accordance with the terms and conditions of that certain "Subscription Agreement" and "Convertible Note" (collectively, the "*Convertible Instrument*"), as entered into between the Company and Itron, Inc. ("*Itron*"), the potential conversion by Itron of such amount of the "Principal Amount" under the Convertible Instrument into common shares of the Company that may then equal or exceed 20% of the then issued and outstanding common shares of the Company immediately after any such Conversion (collectively, the "*Conversion*"); that the shareholders of the Company approve any potential effective change in control of the Company resulting from the completion of any such Conversion (the potential "*Change in Control*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to allow for the completion of any such Conversion and effective Change in Control of the Company under the Convertible Instrument at any time without the further approval of the shareholders of the Company.".

11. Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan, Financing, Adoption of New Articles and By-Laws and Conversion and Change in Control by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan, Financing, Adoption of New Articles and By-Laws and Conversion and Change in Control by the Company at any time without the further approval of the shareholders of the Company.".

12. Other Business. To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.

It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Richmond, British Columbia, on this 18th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF
eMOBILE DATA CORPORATION
Per:

"*Marc C. Jones*"

Marc C. Jones
President, CEO and a Director

{G:\2588\060\2002\Notice1.doc}

eMOBILE DATA CORPORATION

Suite 220, 10711 Cambie Road
Richmond, British Columbia, V6X 3G5

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy Statement No. 41)

To: Registered and Non-Registered Shareholders of
eMOBILE DATA CORPORATION

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of eMOBILE DATA CORPORATION (the "*Company*") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

Dated: ____________________

____
Signature of Owner

____
Name of Owner (Please print)

____

____
Address of Owner (Please print)

____
Telephone and Facsimile Numbers of Owner

Note:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to PACIFIC CORPORATE TRUST COMPANY, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

____

{G:\2588\060\2002\Sup1.doc}

eMOBILE DATA CORPORATION

2002 ANNUAL GENERAL MEETING

2002 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

Supplemental Mailing List Return Card

The 2002 Annual General Meeting of the shareholders of eMobile Data Corporation is being held at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, on Monday, June 24, 2002 at 10:00 a.m.

eMobile Data Corporation
Suite 220, 10711 Cambie Road
Richmond, British Columbia, V6X 3G5
Phone: (604) 279-9956 and Fax: (604) 279-9957

This is the form of a material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules.*

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the *Securities Act* (the "*Act*") must be sent to the British Columbia Securities Commission (the "*Commission*") in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

eMOBILE DATA CORPORATION (the "*Issuer*")
Suite 220, 10711 Cambie Road
Richmond, British Columbia
V6X 3G5

Item 2. Date of Material Change

May 14, 2002.

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) of the Act.

A press release, dated May 14, 2002, was issued on May 14, 2002 through the services of Canada Stockwatch Magazine, Market News and the TSX Venture Exchange.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

See the referenced press release; a copy of which is attached hereto.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other materials. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

See the referenced press release; a copy of which is attached hereto.

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

INSTRUCTIONS:

Refer to Section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not applicable.

Item 7. Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but Section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material

change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.
State whether any information has been omitted on this basis and provide the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 169(4) of the Act.
The reasons for the omission may be contained in a separate letter filed as provided in Section 151 of the Rules.

Not applicable.

Item 8. *Senior Officers*

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Marc C. G. Jones, the interim President, Chief Executive Officer and a director of the Issuer, may be contacted at (604) 279-9956.

Item 9. *Statement of Senior Officer*

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein".

Also include date and place of making the statement.

I, Marc C. G. Jones, the interim President, Chief Executive Officer and a director of the Issuer, hereby certify that the foregoing accurately discloses the material change referred to herein:

Dated: at Richmond, British Columbia, on this 14th day of May, 2002.

Signed: "*Marc C. G. Jones*"

Marc C. G. Jones

Office held: President, CEO and a director

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PRESS RELEASE

For Immediate Release

LETTER OF INTENT EXECUTED WITH ITRON

Richmond, B.C., May 14, 2002: The Board of Directors of eMobile Data Corporation ("eMobile Data") is pleased to report that eMobile Data has entered into a letter of intent (the "Letter of Intent") setting forth the basic terms and conditions under which Itron, Inc. ("Itron") would negotiate a definitive purchase and sale agreement with eMobile Data for the purchase of all of the issued and outstanding shares of capital stock of eMobile Data by Itron (the "Purchase").

The Letter of Intent is not a legally binding commitment by either party to enter into any further agreements relating to any matter whatsoever, and until definitive agreements relating to the Purchase (collectively, the "Definitive Agreements") have been executed either party may terminate the negotiations of the Purchase at any time and for any reason whatsoever without liability for such termination to the other.

Pursuant to Definitive Agreements, and subject to the satisfactory completion of due diligence, it is presently anticipated that the present shareholders of eMobile Data would receive, in exchange for all of their shares of eMobile Data's capital stock outstanding as of the date of the Purchase (which currently constitutes 21,417,720 shares) total consideration of $6,200,000 USD (the "Purchase Price"). One-half of the consideration paid at closing is expected to be payable in cash in US dollars and the remainder in the form of common stock of Itron (collectively, the "Itron Stock"). The proposed Purchase Price presently equates to approximately $0.290 USD (or $0.46 CDN) per current outstanding share of eMobile Data (assuming a currency exchange rate of $0.63 USD). Adjustments to the Purchase Price are expected to be based upon (i) changes in eMobile Data's working capital from March 31, 2002 and (ii) the results of due diligence. Any working capital adjustment mechanism would provide for up or down adjustments on a dollar for dollar basis for changes in working capital that exceed $1,500,000 CDN from March 31, 2002. The Itron Stock would consist of unregistered, previously authorized and newly issued shares. For the purposes of satisfying applicable securities legislation, it is anticipated that eMobile Data may seek court approval for the proposed Purchase and/or that Itron would cause the Itron Stock to be registered on Form S-3 as soon as possible, and which Form S-3 would be effective for one year from the date of its effectiveness. The Itron Stock would not be subject to any resale restrictions imposed by Itron. The price per share of Itron Stock paid at closing would be determined on the basis of the average of the daily closing prices for the shares of Itron's common stock for the 20 consecutive full trading days during which shares are actually traded, ending at the close of the trading day five trading days prior to the closing date of the proposed Purchase; provided that the per share price of Itron Stock would be subject to a "collar" comprised of $30.00 USD and $37.00 USD per share. At the time of closing all existing eMobile Data stock options and warrants would be required to be either exercised or terminated without payment of additional consideration. Any eMobile Data in-the-money options and warrants would increase the 21,417,720 share figure mentioned above, but would not increase the Purchase Price.

Subject to Itron's due diligence review, the parties also anticipate that certain of eMobile Data's founding shareholders and current management would be required to indemnify Itron against all losses exceeding $100,000 CDN that may be suffered by Itron due to breaches of the representations and warranties specified in the Definitive Agreements.

Other than for failure to consummate the proposed Purchase because of a violation of certain provisions of the Letter of Intent, each party is expected to be responsible for its own expenses in connection with all matters relating to the proposed Purchase transactions. In the event of the consummation of the proposed Purchase, eMobile Data's expenses would be paid by eMobile Data as of closing and accounted for on a dollar for dollar basis in the working capital adjustment mechanism. If the proposed Purchase is not consummated because of a violation of certain provisions of the Letter of Intent, the party violating such provision(s) will pay the reasonable expenses of the other party in connection with the proposed Purchase. The Letter of Intent may be terminated at any time upon written notice by any party to the other party; provided, however, that the termination of the Letter of Intent will not affect the liability of a party for breach of any binding provisions thereunder prior to the termination.

Closing of the Purchase (which is expected to occur in the third quarter) is expected to be conditioned upon the satisfaction of standard closing conditions including, but not limited to, the following items: (i) execution of the Definitive Agreements; (ii) the parties shall have received all required approvals and consents from banks, governmental authorities and agencies, lenders, lessor's and other third parties, including Itron's and eMobile Data's respective Board of Directors and eMobile Data's shareholders; (iii) since December 31, 2001 the business of eMobile Data and its subsidiaries shall have been conducted in the ordinary course, and there shall have been no actual or threatened material adverse change in or risks to the business, prospects, operations, earnings, assets or financial condition of eMobile Data and any subsidiaries; (iv) there shall have been no dividend, redemption or similar distribution, or any stock split, recapitalization or stock issuance of any kind by eMobile Data since December 31, 2001 and a commitment to do any of these things at any time in the future, except as may be approved by Itron; (v) there shall be no pending or threatened litigation regarding the Definitive Agreements or the transactions to be contemplated thereby; and (vi) there shall be delivery of customary legal opinions, closing certificates and other documentation.

Both the Letter of Intent and entering into the Definitive Agreements and consummating the Purchase will be dependent upon the satisfactory negotiation of the Definitive Agreements and approval by each party's respective Board of Directors.

On Behalf of the Board of Directors of eMobile Data Corporation,
Marc C.G. Jones, CEO and President

eMobile Data Corporation: Suite 220, 10711 Cambie Road, Richmond, British Columbia, V6X 3G5.
Telephone: (604) 279-9956 and Facsimile: (604) 279-9957. Ticker symbol: "EMO".

{G:\2588\110I\Newrel3.doc}

This is the form of a material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules.*

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the *Securities Act* (the "*Act*") must be sent to the British Columbia Securities Commission (the "*Commission*") in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

eMOBILE DATA CORPORATION (the "*Issuer*")
Suite 220, 10711 Cambie Road
Richmond, British Columbia
V6X 3G5

Item 2. Date of Material Change

May 2, 2002.

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) of the Act.

A press release, dated May 2, 2002, was issued on May 2, 2002 through the services of Canada Stockwatch Magazine, Market News and the TSX Venture Exchange.

Item 4. <u>Summary of Material Change</u>

Provide a brief but accurate summary of the nature and substance of the material change.

See the referenced press release; a copy of which is attached hereto.

Item 5. <u>Full Description of Material Change</u>

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other materials. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

See the referenced press release; a copy of which is attached hereto.

Item 6. <u>Reliance on Section 85(2) of the Act</u>

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

<u>INSTRUCTIONS:</u>

Refer to Section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not applicable.

Item 7. <u>Omitted Information</u>

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but Section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material

change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.
State whether any information has been omitted on this basis and provide the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 169(4) of the Act.
The reasons for the omission may be contained in a separate letter filed as provided in Section 151 of the Rules.

Not applicable.

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Marc C. G. Jones, the President, Chief Executive Officer and a director of the Issuer, may be contacted at (604) 279-9956.

Item 9. Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein".

Also include date and place of making the statement.

I, Marc C. G. Jones, the President, Chief Executive Officer and a director of the Issuer, hereby certify that the foregoing accurately discloses the material change referred to herein:

Dated: at Richmond, British Columbia, on this 2nd day of May, 2002.

Signed: "*Marc C. G. Jones*"

Marc C. G. Jones

Office held: President, CEO and a director

{G:\2588\050\Form53-901F1.doc}

PRESS RELEASE

For Immediate Release

Editorial Contact

Kelly A. Boatright
Windward Consulting
Toll Free (866) 238-1185
RstockW@aol.com

Richmond, BC, May 2, 2002: eMobile Data Corporation ("eMobile Data") has announced that Deborah A. Springborn has elected to leave eMobile Data to pursue other interests effective April 30, 2002. Ms. Springborn has served as eMobile Data's Chief Operating Officer, Executive Vice President and President of eMobile Data (USA). Ms. Springborn has also elected to resign as a member of the Board of Directors of eMobile Data Corporation.

Ms. Springborn is a founder of eMobile Data. "We wish Debbie well in her new pursuits," stated Marc Jones, CEO and President of eMobile Data. "As a co-founder Debbie brought to eMobile Data 19 years of industry experience that has helped eMobile Data achieve a solid foundation that will allow us to move to the next phase of our growth."

On Behalf of the Board of Directors of eMobile Data Corporation,
Marc C.G. Jones, CEO and President

This press release has been prepared by management of eMobile Data, who take full responsibility for its contents. The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release. This press release may include forward-looking statements within the meaning of section 27a of the United States Securities Act of 1933, as amended, and section 21e of the United States Securities and Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the companies' analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the United States *Private Securities Litigation Reform Act of 1955* and involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements contained herein.

{G:\2588\050\Newreldeb3.doc}